02047135

P.E.
7-1-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2002

GRUPO TELEVISA, S.A.
(Translation of registrant's name into English)

Av. Vasco de Quiroga No. 2000, Colonia Sante Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 ____.)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA** Quarter: **2** Year: **2002**

GRUPO TELEVISA, S.A.

CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**48,885,101**	**100**	**42,720,976**	**100**
2	**CURRENT ASSETS**	**18,044,202**	**37**	**18,372,850**	**43**
3	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	6,691,709	14	6,604,016	15
4	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	4,357,153	9	3,909,375	9
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	1,586,289	3	1,666,688	4
6	INVENTORIES	4,801,082	10	4,753,421	11
7	OTHER CURRENT ASSETS	607,969	1	1,439,350	3
8	**LONG-TERM**	**2,457,619**	**5**	**762,959**	**2**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	6,403	0	36,647	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	1,546,062	3	(228,705)	(1)
11	OTHER INVESTMENTS	905,154	2	955,017	2
12	**PROPERTY, PLANT AND EQUIPMENT**	**13,697,327**	**28**	**13,177,139**	**31**
13	PROPERTY	9,752,073	20	9,843,927	23
14	MACHINERY AND INDUSTRIAL	9,169,349	19	8,248,049	19
15	OTHER EQUIPMENT	1,659,908	3	1,598,402	4
16	ACCUMULATED DEPRECIATION	8,000,886	16	7,190,273	17
17	CONSTRUCTION IN PROGRESS	1,116,883	2	677,034	2
18	**DEFERRED ASSETS (NET)**	**10,296,938**	**21**	**5,750,569**	**13**
19	**OTHER ASSETS**	**4,389,015**	**9**	**4,657,459**	**11**
20	**TOTAL LIABILITIES**	**27,471,716**	**100**	**24,269,630**	**100**
21	**CURRENT LIABILITIES**	**5,065,694**	**18**	**4,657,480**	**19**
22	SUPPLIERS	2,330,740	8	2,252,525	9
23	BANK LOANS	516,423	2	364,223	2
24	STOCK MARKET LOANS	685,372	2	0	0
25	TAXES TO BE PAID	304,972	1	224,378	1
26	OTHER CURRENT LIABILITIES	1,228,187	4	1,816,354	7
27	**LONG-TERM LIABILITIES**	**13,512,624**	**49**	**11,370,755**	**47**
28	BANK LOANS	1,458,662	5	4,789,368	20
29	STOCK MARKET LOANS	11,415,071	42	6,018,459	25
30	OTHER LOANS	638,891	2	562,928	2
31	**DEFERRED LOANS**	**8,847,008**	**32**	**8,241,395**	**34**
32	**OTHER LIABILITIES**	**46,390**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**21,413,385**	**100**	**18,451,346**	**100**
34	**MINORITY INTEREST**	**1,039,621**	**5**	**775,454**	**4**
35	**MAJORITY INTEREST**	**20,373,764**	**95**	**17,675,892**	**96**
36	**CONTRIBUTED CAPITAL**	**7,370,978**	**34**	**7,394,963**	**40**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,513,427	7	1,517,578	8
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	5,647,767	26	5,667,601	31
39	PREMIUM ON SALES OF SHARES	209,784	1	209,784	1
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**13,002,786**	**61**	**10,280,929**	**56**
42	RETAINED EARNINGS AND CAPITAL RESERVE	11,351,753	53	10,010,154	54
43	REPURCHASE FUND OF SHARES	5,356,706	25	5,356,706	29
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(4,959,206)	(23)	(5,201,882)	(28)
45	NET INCOME FOR THE YEAR	1,253,533	6	115,951	1

02/01/1999 20:31

STOCK EXCHANGE CODE: **TLEVISA** QUARTER: **2** YEAR: **2002**
GRUPO TELEVISA, S.A.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**6,691,709**	**100**	**6,604,016**	**100**
46	CASH	444,162	7	311,492	5
47	SHORT-TERM INVESTMENTS	6,247,547	93	6,292,524	95
18	**DEFERRED ASSETS (NET)**	**10,296,938**	**100**	**5,750,569**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	2,993,786	29	2,999,880	52
49	GOODWILL	7,303,152	71	2,750,689	48
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**5,065,694**	**100**	**4,657,480**	**100**
52	FOREING CURRENCY LIABILITIES	3,237,550	64	2,384,168	51
53	MEXICAN PESOS LIABILITIES	1,828,144	36	2,273,312	49
24	**STOCK MARKET LOANS**	**685,372**	**100**	**0**	**100**
54	COMMERCIAL PAPER	685,372	100	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**1,228,187**	**100**	**1,816,354**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	13,455	1	30,512	2
58	OTHER CURRENT LIABILITIES WITHOUT COST	1,214,732	99	1,785,842	98
27	**LONG-TERM LIABILITIES**	**13,512,624**	**100**	**11,370,755**	**100**
59	FOREING CURRENCY LIABILITIES	9,607,222	71	7,246,882	64
60	MEXICAN PESOS LIABILITIES	3,905,402	29	4,123,873	36
29	**STOCK MARKET LOANS**	**11,415,071**	**100**	**6,018,459**	**100**
61	BONDS	11,415,071	100	6,018,459	100
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**638,891**	**100**	**562,928**	**100**
63	OTHER LOANS WITH COST	0	0	56,487	10
64	OTHER LOANS WITHOUT COST	638,891	100	506,441	90
31	**DEFERRED LOANS**	**8,847,008**	**100**	**8,241,395**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1,823,443	21	1,801,200	22
67	OTHERS	7,023,565	79	6,440,195	78
32	**OTHER LIABILITIES**	**46,390**	**100**	**0**	**100**
68	RESERVES	46,390	100	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(4,959,206)**	**100**	**(5,201,882)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(28,000)	(1)	(28,000)	(1)
71	INCOME FROM NON-MONETARY POSITION ASSETS	(4,931,206)	(99)	(5,173,882)	(99)

05/01/1999 20:23

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA** QUARTER **2** YEAR **2002**
GRUPO TELEVISA, S.A.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	12,978,508	13,715,370
73	PENSIONS FUND AND SENIORITY PREMIUMS	752,170	827,972
74	EXECUTIVES (*)	47	61
75	EMPLOYERS (*)	12,853	13,792
76	WORKERS (*)	0	185
77	CIRCULATION SHARES (*)	8,856,259,557	8,880,548,457
78	REPURCHASED SHARES (*)	586,692,768	562,403,868

29/01/1999 20:23

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA** QUARTER: **2** YEAR: **2002**
GRUPO TELEVISA, S.A.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**9,588,223**	**100**	**9,182,400**	**100**
2	COST OF SALES	6,130,662	64	5,901,930	64
3	**GROSS INCOME**	**3,457,561**	**36**	**3,280,470**	**36**
4	OPERATING	1,625,337	17	1,656,613	18
5	**OPERATING INCOME**	**1,832,224**	**19**	**1,623,857**	**18**
6	TOTAL FINANCING COST	361,294	4	243,100	3
7	**INCOME AFTER FINANCING COST**	**1,470,930**	**15**	**1,380,757**	**15**
8	OTHER FINANCIAL OPERATIONS	876,935	9	721,044	8
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**593,995**	**6**	**659,713**	**7**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	11,641	0	231,453	3
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**582,354**	**6**	**428,260**	**5**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(374,552)	(4)	(223,549)	(2)
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**207,802**	**2**	**204,711**	**2**
14	INCOME OF DISCONTINUOUS OPERATIONS	(1,058,010)	(11)	(21,048)	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,265,812**	**13**	**225,759**	**2**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	71,853	1
18	**NET CONSOLIDATED INCOME**	**1,265,812**	**13**	**153,906**	**2**
19	NET INCOME OF MINORITY INTEREST	12,279		37,955	0
20	**NET INCOME OF MAJORITY INTEREST**	**1,253,533**	**13**	**115,951**	**1**

29/01/1999 20:23

STOCK EXCHANGE CODE: **TLEVISA** QUARTER: **2** YEAR: **2002**
GRUPO TELEVISA, S.A.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**9,588,223**	**100**	**9,182,400**	**100**
21	DOMESTIC	8,111,229	85	7,813,330	85
22	FOREIGN	1,476,994	15	1,369,070	15
23	TRANSLATED INTO DOLLARS (***)	148,367	2	143,666	2
6	**TOTAL FINANCING COST**	**361,294**	**100**	**243,100**	**100**
24	INTEREST PAID	632,585	175	653,444	269
25	EXCHANGE LOSSES	703,174	195	605,264	249
26	INTEREST EARNED	309,258	86	548,286	226
27	EXCHANGE PROFITS	797,973	221	636,572	262
28	GAIN DUE TO MONETARY POSITION	132,766	37	169,250	70
8	**OTHER FINANCIAL OPERATIONS**	**876,935**	**100**	**721,044**	**100**
29	OTHER NET EXPENSES (INCOME) NET	876,935	100	721,044	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**11,641**	**100**	**231,453**	**100**
32	INCOME TAX	492,586	4,231	350,238	151
33	DEFERED INCOME TAX	(495,582)	(4,257)	(136,209)	(59)
34	WORKERS' PROFIT SHARING	14,637	126	17,424	8
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

24/07/2002 20:23

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: **TLEVISA**
GRUPO TELEVISA, S.A.

QUARTER: **2** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	10,308,418	10,291,834
37	NET INCOME OF THE YEAR	(162,511)	(223,950)
38	NET SALES (**)	20,588,010	20,496,138
39	OPERATION INCOME (**)	4,421,991	4,557,495
40	NET INCOME OF MAYORITY INTEREST(**)	2,518,667	1,061,289
41	NET CONSOLIDATED INCOME (**)	2,520,995	1,134,379

29/01/1999 20:23

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

STOCK EXCHANGE CODE: **TLEVISA**
GRUPO TELEVISA, S.A.

QUARTER: **2** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**1,265,812**	**153,906**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	(22,107)	1,031,156
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**1,243,705**	**1,185,062**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	495,763	(666,505)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**1,739,468**	**518,557**
6	CASH FLOW FROM EXTERNAL FINANCING	955,925	(804,533)
7	CASH FLOW FROM INTERNAL FINANCING	62,712	(101,348)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**1,018,637**	**(905,881)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(1,839,572)**	**(1,094,746)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	918,533	(1,482,070)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	5,773,176	8,086,086
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	6,691,709	6,604,016

01/01/1999 20:23

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA**
GRUPO TELEVISA, S.A.

QUARTER: **2** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(22,107)**	**1,031,156**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	835,215	770,728
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(857,322)	260,428
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**495,763**	**(666,505)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	4,468,174	4,346,632
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(286,673)	346,024
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(580,147)	(878,724)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	183,388	(39,758)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(3,288,979)	(4,440,679)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**955,925**	**(804,533)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	879,804	61,127
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	2,827,105	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	(42,441)
27	(-) BANK FINANCING AMORTIZATION	(2,766,901)	(151,996)
28	(-) STOCK MARKET AMORTIZATION	0	(374,970)
29	(-) OTHER FINANCING AMORTIZATION	15,917	(296,253)
7	**CASH FLOW FROM INTERNAL FINANCING**	**62,712**	**(101,348)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	62,712	(101,348)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(1,839,572)**	**(1,094,746)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	2,869,893	(628,866)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(770,387)	(543,153)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	162,689	105,760
39	+ (-) OTHER ITEMS	(4,101,767)	(28,487)

01/01/1999 20:23

STOCK EXCHANGE CODE: **TLEVISA**
GRUPO TELEVISA, S.A.

QUARTER: **2** YEAR: **2002**

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	13.20	%	1.68	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	12.36	%	6.00	%
3	NET INCOME TO TOTAL ASSETS (**)	5.16	%	2.66	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(10.49)	%	(109.97)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.42	times	0.48	times
7	NET SALES TO FIXED ASSETS (**)	1.50	times	1.56	times
8	INVENTORIES ROTATION (**)	2.67	times	2.64	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	71	days	67	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.63	%	12.54	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	56.20	%	56.81	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.28	times	1.32	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	46.76	%	39.68	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	98.65	%	86.29	%
15	OPERATING INCOME TO INTEREST PAID	2.90	times	2.49	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.75	times	0.84	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	3.56	times	3.94	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	2.61	times	2.92	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.66	times	0.76	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	132.10	%	141.79	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	12.97	%	12.91	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	5.17	%	(7.26)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.75	times	0.79	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	93.84	%	88.81	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	6.16	%	11.19	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	41.88	%	49.61	

01/01/1999 20:23

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE: **TLEVISA**
GRUPO TELEVISA, S.A.

QUARTER: **2** YEAR: **2002**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.28		$ 0.12	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.29		$ 0.12	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.17		$ 0.14	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.12		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ (0.01)	
8	CARRYING VALUE PER SHARE	$ 2.30		$ 1.99	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	2.72	times	3.01	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	22.08	times	50.36	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	21.89	times	49.95	times

01/01/1999 20:23

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

CONSOLIDATED FINANCIAL STATEMENTS - BREAKDOWN OF MAIN CONCEPTS-

S 53 MEXICAN PESOS LIABILITIES. THIS CAPTION INCLUDES, IN THE SECOND QUARTER OF 2002, LIABILITIES IN FOREIGN CURRENCY (TAXES PAYABLE) FOR AN AMOUNT OF PS.52,966, WHICH CANNOT BE PRESENTED IN S 52 (FOREIGN CURRENCY LIABILITIES) SINCE THE SYSTEM DO NOT ALLOW A RELATED VALIDATION WITH ANNEX 5 (ANALYSIS OF CREDITS).

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

STOCK EXCHANGE CODE: **TLEVISA**
GRUPO TELEVISA, S.A.

QUARTER: **2** YEAR: **2002**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		0	4,482,392,507		4,482,392,507		764,741	
D		0	2,186,933,525			2,186,933,525	374,343	
L		0	2,186,933,525		2,186,933,525		374,343	
TOTAL			**8,856,259,557**	**0**	**6,669,326,032**	**2,186,933,525**	**1,513,427**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
8,856,259,557
SHARES PROPORTION BY :

CPO'S : THREE SHARES (ONE SERIES A, ONE SERIES D AND ONE SEI
UNITS : 0
ADRS's : 0
GDRS's : 0
ADS's : 0
GDS's : TWENTY CPO'S

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
A	302,978,268	7.77705	7.19670
D	141,857,250	7.77705	7.19670
L	141,857,250	7.77705	7.19670

TEMPORARY REPURCHASE OF SHARES :

SERIES A	14,124,000
SERIES D	14,124,000
SERIES L	14,124,000

REPURCHASE OF SHARES IN CONNECTION WITH THE ACQUISITION OF GRUPO ALAMEDA, S.A. DE C.V. ("ALAMEDA") :

SERIES A	198,000,000
SERIES D	95,117,650
SERIES L	95,117,650

SALE OF REPURCHASED SHARE OWNED BY ALAMEDA :

SERIES A	30,000

TEMPORARY REPURCHASE OF SHARES :

SERIES A	18,493,000
SERIES D	18,493,000
SERIES L	18,493,000

REPURCHASE OF SHARES BY TELEVISA COMERCIAL, S.A. DE C.V. :

SERIES A	58,238,668

REPURCHASE OF SHARES OF A SUBSIDIARY :

SERIES A	6,026,300
SERIES D	6,026,300
SERIES L	6,026,300

REPURCHASE OF SHARES OF A SUBSIDIARY :

SERIES A	4,296,300
SERIES D	4,296,300
SERIES L	4,296,300

REPURCHASE OF SHARES OF A SUBSIDIARY :

SERIES A	3,520,000
SERIES D	3,520,000
SERIES L	3,520,000

REPURCHASE OF SHARES OF A SUBSIDIARY :

SERIES A	280,000
SERIES D	280,000
SERIES L	280,000

THE AVERAGE REPURCHASE PRICE IS RESTATED IN MEXICAN PESOS IN PURCHASING POWER AS OF JUNE 30, 2002.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA** QUARTER: 2 **YEAR: 2002**

GRUPO TELEVISA, S.A.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 30 OF JUNE OF 2002 AND 2001 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. JORGE LUTTEROTH ECHEGOYEN
Controller, Vice-president

MEXICO, D.F., AT JULY 24 OF 2002

CLAVE DE COTIZACION: TLEVISA **FECHA:** 24/07/2002 20:23

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	GRUPO TELEVISA, S.A.
DOMICILIO:	AV. VASCO DE QUIROGA # 2000
COLONIA:	SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MÉXICO ,D.F.
TELEFONO:	5261-20-00
FAX:	5261-24-94
E-MAIL:	ir@televisa.com.mx
DIRECCION DE INTERNET:	www.televisa.com.mx

AUTOMATICO: X

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	GTE901219GK3
DOMICILIO	AV. VASCO DE QUIROGA # 2000
COLONIA:	SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MÉXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE:	C.P. JOSÉ RAÚL GONZÁLEZ LIMA
DOMICILIO:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
COLONIA:	SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MÉXICO ,D.F.
TELEFONO:	5261-25-77
FAX:	5261-20-43

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO DE ADMINISTRACIÓN
NOMBRE:	SR. EMILIO FERNANDO AZCÁRRAGA JEAN
DOMICILIO:	AV. CHAPULTEPEC # 28 PISO 1
COLONIA:	DOCTORES
C. POSTAL:	0672
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	5709-42-89
FAX:	5709-39-88
E-MAIL:	emilio@televisa.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	PRESIDENTE Y DIRECTOR GENERAL DEL GRUPO
NOMBRE:	SR. EMILIO FERNANDO AZCÁRRAGA JEAN
DOMICILIO:	AV. CHAPULTEPEC # 28 PISO 1
COLONIA:	DOCTORES
C. POSTAL:	06724
CIUDAD Y ESTADO:	MÉXICO D.F.

TELEFONO:	5709-42-89
FAX:	5709-39-88
E-MAIL:	emilio@televisa.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	VICEPRESIDENTE EJECUTIVO DE ADMINISTRACIÓN Y FINANZAS
NOMBRE:	LIC. ALFONSO DE ANGOITIA NORIEGA
DOMICILIO:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
COLONIA:	SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	5261-24-52
FAX:	5261-24-54
E-MAIL:	aangoitia@televisa.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR GENERAL DE INFORMACIÓN A BOLSA
NOMBRE:	C.P. JOSÉ RAÚL GONZÁLEZ LIMA
DOMICILIO:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
COLONIA:	SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	N/A
NOMBRE:	N/A N/A N/A N/A
DOMICILIO:	N/A
COLONIA:	N/A
C. POSTAL:	00000
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	N/A
FAX:	N/A
E-MAIL:	N/A

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	VICEPRESIDENTE JURÍDICO DEL GRUPO
NOMBRE:	LIC. JUAN SEBASTIÁN MIJARES ORTEGA
DOMICILIO:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
COLONIA:	SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	5261-25-85
FAX:	5261-25-46
E-MAIL:	jmijares@televisa.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO DEL CONSEJO DE ADMINISTRACIÓN
NOMBRE:	LIC. JUAN SEBASTIÁN MIJARES ORTEGA

CLAVE DE COTIZACION: TLEVISA **FECHA:** 24/07/2002 20:23

DOMICILIO:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
COLONIA:	SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	5261-25-85
FAX:	5261-25-46
E-MAIL:	jmijares@televisa.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	ASESOR LEGAL
NOMBRE:	LIC. RICARDO MALDONADO YÁÑEZ
DOMICILIO:	MONTES URALES 505, PISO 3
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	5201-7447
FAX:	5520-1065
E-MAIL:	rmaldonado@macf.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR DE RELACIONES CON INVERSIONISTAS
NOMBRE:	LIC. ALBERTO ISLAS TORRES
DOMICILIO:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
COLONIA:	SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	5261-20-42
FAX:	5261-24-94
E-MAIL:	aislast@televisa.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR GENERAL DE INFORMACION A BOLSA
NOMBRE:	C.P. JOSÉ RAÚL GONZÁLEZ LIMA
DOMICILIO:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
COLONIA:	SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	PRESIDENTE DEL CONSEJO DE ADMINISTRACIÓN
NOMBRE:	SR. EMILIO FERNANDO AZCÁRRAGA JEAN
DOMICILIO:	AV. CHAPULTEPEC # 28 PISO 1
COLONIA:	DOCTORES
C. POSTAL:	0672
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	5709-42-89
FAX:	5709-39-88
E-MAIL:	emilio@televisa.com.mx

MEXICO CITY, D.F., JULY 24, 2002 -- GRUPO TELEVISA, S.A. (NYSE:TV) TODAY ANNOUNCED RESULTS FOR THE SECOND QUARTER ENDED JUNE 30, 2002. RESULTS, WHICH ARE ATTACHED, ARE IN THOUSANDS OF MEXICAN PESOS AND HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN GAAP, ADJUSTED TO PESOS IN PURCHASING POWER AS OF JUNE 30, 2002, AND PRESENT THE COMPANY'S MUSIC RECORDING RESULTS OF OPERATIONS AND THE NET GAIN ON DISPOSITION OF THIS BUSINESS SEGMENT AS DISCONTINUED OPERATIONS (FOR ADDITIONAL INFORMATION SEE "DISCONTINUED OPERATIONS").

NET SALES

NET SALES INCREASED 10.1% TO PS. 5,186,849 THOUSAND IN THE SECOND QUARTER OF 2002 FROM PS. 4,709,660 THOUSAND IN THE SECOND QUARTER OF 2001. THIS INCREASE IS PRIMARILY ATTRIBUTABLE TO HIGHER REVENUES IN THE TELEVISION BROADCASTING DIVISION FROM ADVERTISING TIME SOLD IN CONNECTION WITH THE WORLD CUP IN THE AMOUNT OF PS. 353,000 THOUSAND, AS WELL AS HIGHER SALES IN THE PROGRAMMING FOR PAY TELEVISION, PROGRAMMING LICENSING, PUBLISHING DISTRIBUTION AND CABLE TELEVISION SEGMENTS AND THE EFFECT OF A 10.4% DEPRECIATION OF THE MEXICAN PESO COMPARED TO THE U.S. DOLLAR ON FOREIGN CURRENCY DENOMINATED SALES IN THE SECOND QUARTER OF 2002 AS COMPARED TO THE EFFECT OF A 4.4% APPRECIATION OF THE MEXICAN PESO IN THE SECOND QUARTER OF 2001. WITHOUT THIS SPECIAL EVENT, REVENUES SHOWED A 2.6% GROWTH. FOR ADDITIONAL INFORMATION SEE "2002 KOREA-JAPAN WORLD CUP." THESE INCREASES WERE PARTIALLY OFFSET BY DECREASES IN THE RADIO AND OTHER BUSINESSES SEGMENTS.

COST OF SALES

TOTAL COST OF SALES, EXCLUDING DEPRECIATION AND AMORTIZATION, INCREASED 10.2% TO PS. 3,020,263 THOUSAND IN THE SECOND QUARTER OF 2002 FROM PS. 2,741,948 THOUSAND IN THE SECOND QUARTER OF 2001. THE INCREASE REFLECTS HIGHER COSTS IN THE TELEVISION BROADCASTING DIVISION ASSOCIATED WITH THE PRODUCTION AND TRANSMISSION OF THE WORLD CUP IN THE AMOUNT OF PS. 170,000 THOUSAND AS WELL AS HIGHER COST OF SALES IN THE PROGRAMMING FOR PAY TELEVISION, PUBLISHING, PUBLISHING DISTRIBUTION AND CABLE TELEVISION SEGMENTS. WITHOUT THE WORLD CUP COST OF SALES WOULD HAVE INCREASED BY 3.3%. THESE INCREASES WERE PARTIALLY OFFSET BY DECREASES IN THE PROGRAMMING LICENSING, RADIO AND OTHER BUSINESSES SEGMENTS.

OPERATING EXPENSES

OPERATING EXPENSES, INCLUDING CORPORATE EXPENSES AND EXCLUDING DEPRECIATION AND AMORTIZATION, INCREASED 7.0% IN THE SECOND QUARTER OF 2002 TO PS. 738,092 THOUSAND FROM PS. 689,985 THOUSAND REPORTED IN THE SAME PERIOD OF 2001. THE INCREASE IS PRIMARILY DUE TO AN INCREASE OF 13.7% IN SELLING EXPENSES DUE TO HIGHER SALES AND A HIGHER PROVISION FOR DOUBTFUL TRADE ACCOUNTS IN THE TELEVISION BROADCASTING, PROGRAMMING LICENSING AND PROGRAMMING FOR PAY TELEVISION SEGMENTS, RESULTING PRIMARILY FROM THE ECONOMIC CONTRACTION IN LATIN AMERICA.

OPERATING CASH FLOW

OPERATING CASH FLOW IS DEFINED AS OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION. OPERATING CASH FLOW INCREASED 11.8% TO PS. 1,428,494 THOUSAND IN THE SECOND QUARTER OF 2002 FROM PS. 1,277,727 THOUSAND REPORTED IN THE SAME

PERIOD OF 2001. OPERATING CASH FLOW MARGIN FOR THE SECOND QUARTER OF 2002 INCREASED TO 27.5% FROM 27.1% IN THE SAME PERIOD OF LAST YEAR. THESE INCREASES ARE PRIMARILY RELATED TO HIGHER SALES DERIVED FROM THE TELEVISION BROADCASTING SEGMENT DUE TO THE TRANSMISSION OF THE WORLD CUP.

OPERATING INCOME

OPERATING INCOME INCREASED 15.4% TO PS. 1,089,619 THOUSAND IN THE SECOND QUARTER OF 2002 FROM PS.944,216 THOUSAND REPORTED IN THE SAME PERIOD OF 2001. OPERATING MARGIN INCREASED TO 21.0% IN THE SECOND QUARTER OF 2002 FROM 20.0% IN THE SAME PERIOD OF 2001. THESE INCREASES ARE PRIMARILY DUE TO HIGHER SALES DERIVED FROM THE TELEVISION BROADCASTING DIVISION DUE TO THE TRANSMISSION OF THE 2002 WORLD CUP, AS WELL AS HIGHER SALES IN THE PROGRAMMING FOR PAY TELEVISION, PROGRAMMING LICENSING, CABLE TELEVISION AND PUBLISHING DISTRIBUTION SEGMENTS.

THE CHARGE FOR OPERATING DEPRECIATION AND AMORTIZATION WAS OF PS. 338,875 THOUSAND AND PS. 333,511 THOUSAND FOR THE SECOND QUARTER OF 2002 AND 2001, RESPECTIVELY.

INTEGRAL COST OF FINANCING

INTEGRAL COST OF FINANCING INCREASED TO PS.216,358 THOUSAND DURING THE SECOND QUARTER OF 2002 FROM PS.45,920 THOUSAND DURING 2001'S COMPARABLE PERIOD. THE INCREASE OF PS.170,438 THOUSAND REFLECTS: (A) A PS.603,706 THOUSAND INCREASE IN NET FOREIGN EXCHANGE LOSS, WHICH WAS PRIMARILY DUE TO THE 10.4% DEPRECIATION OF THE MEXICAN PESO AS COMPARED TO THE U.S. DOLLAR DURING THE THREE MONTHS ENDED JUNE 30, 2002 VERSUS THE 4.4% APPRECIATION OF THE MEXICAN PESO AS COMPARED TO THE U.S. DOLLAR DURING THE THREE MONTHS ENDED JUNE 30, 2001; (B) A PS.111,015 THOUSAND DECREASE IN INTEREST INCOME, AS A RESULT OF A REDUCTION IN INTEREST RATES DURING THE THREE MONTHS ENDED JUNE 30, 2002 AS COMPARED TO THE THREE MONTHS ENDED JUNE 30, 2001, AS WELL AS A LOWER AVERAGE AMOUNT OF TEMPORARY INVESTMENTS DURING THE SECOND QUARTER OF 2002 AS COMPARED TO THE SECOND QUARTER OF 2001; AND (C) A PS.24,186 THOUSAND INCREASE IN INTEREST EXPENSE, PRIMARILY AS A RESULT OF A HIGHER LEVEL OF DEBT OUTSTANDING DURING THE SECOND QUARTER OF 2002 AS COMPARED TO THE SECOND QUARTER OF 2001.

THESE INCREASES WERE PARTIALLY OFFSET BY (A) A PS.498,573 THOUSAND NET FOREIGN EXCHANGE LOSS CHARGED TO OTHER COMPREHENSIVE LOSS IN STOCKHOLDERS' EQUITY AND INCURRED IN THE THREE MONTHS ENDED JUNE 30, 2002 IN CONNECTION WITH THE COMPANY'S LONG-TERM U.S. DOLLAR DEBT SECURITIES MATURING IN 2011 AND 2032, WHICH EXCHANGE EXPOSURE IS BEING HEDGED BY THE COMPANY'S NET U.S. DOLLAR INVESTMENT IN UNIVISION BEGINNING MARCH 1, 2002; (B) A PS.48,054 THOUSAND DECREASE IN LOSS ATTRIBUTABLE TO OUTSTANDING FOREIGN EXCHANGE CONTRACTS DURING THE THREE MONTHS ENDED JUNE 30, 2001, WHICH WERE SETTLED IN THE FOURTH QUARTER OF 2001; (C) A PS.19,921 THOUSAND DECREASE IN LOSS FROM MONETARY POSITION, PRIMARILY AS A RESULT OF A LOWER NET ASSET MONETARY POSITION DURING THE SECOND QUARTER OF 2002 AS COMPARED TO THE SECOND QUARTER OF 2001; AND (D) A MARGINAL DECREASE OF PS.1,921 THOUSAND IN THE RESTATEMENT OF THE COMPANY'S UDI DENOMINATED DEBT.

RESTRUCTURING AND NON-RECURRING CHARGES

RESTRUCTURING AND NON-RECURRING CHARGES AMOUNTED TO PS. 372,244 THOUSAND IN THE SECOND QUARTER OF 2002. THESE CHARGES PRINCIPALLY RELATE TO THE WRITE-OFF OF EXCLUSIVE RIGHTS LETTERS FOR SOCCER PLAYERS, AS WELL AS PERSONNEL LAYOFFS IN OUR TELEVISION BROADCASTING AND CABLE TELEVISION SEGMENTS. ADDITIONALLY, DURING THE SECOND QUARTER OF 2002, WE RECORDED AN EXTRAORDINARY NON-RECURRING CHARGE FOR AN AGGREGATE AMOUNT OF PS.153,154 THOUSAND, WHICH RELATES TO THE DRAWDOWN BY DIRECTV UNDER A LETTER OF CREDIT THAT WE POSTED IN CONNECTION WITH CERTAIN ARRANGEMENTS WITH DIRECTV RELATED TO OUR RIGHTS TO BROADCAST THE WORLD CUP. DIRECTV CLAIMS THAT WE VIOLATED THESE ARRANGEMENTS AND WE ARE IN THE PROCESS OF BRINGING APPROPRIATE PROCEEDINGS TO TRY TO RECOVER THE AMOUNT DRAWN UNDER THE LETTER OF CREDIT. NO ASSURANCES CAN BE GIVEN AS TO HOW THIS DISPUTE WILL BE RESOLVED.

OTHER EXPENSE-NET

OTHER EXPENSE-NET AMOUNTED TO PS. 255,519 THOUSAND IN THE SECOND QUARTER OF 2002, AS COMPARED TO PS. 152,529 THOUSAND IN 2001'S COMPARABLE PERIOD. THIS INCREASE REFLECTS AN INCREASE IN THE AMORTIZATION OF GOODWILL, PRIMARILY IN CONNECTION WITH THE ACQUISITION OF SHARES OF UNIVISION IN DECEMBER 2001 AND APRIL 2002. OTHER EXPENSE-NET FOR THE SECOND QUARTER OF 2002 PRIMARILY INCLUDES THE AMORTIZATION OF GOODWILL, AN ALLOWANCE FOR DOUBTFUL NON-TRADE ACCOUNTS RECEIVABLE AND EXPENSES FOR PROFESSIONAL SERVICES NOT RELATED TO THE DAILY CORE OPERATIONS OF OUR BUSINESS.

INCOME TAXES

INCOME TAX, ASSETS TAX AND EMPLOYEES PROFIT SHARING AMOUNTED TO A NET TAX BENEFIT OF PS.104,034 THOUSAND FOR THE SECOND QUARTER OF 2002, PRIMARILY AS A RESULT OF AN ANNUAL DECREASE IN THE CORPORATE INCOME TAX RATE STARTING IN 2003 AND CONTINUING THROUGH 2005 WHEN THE CORPORATE RATE IS 32%, AND APPLICABLE TO MEXICAN COMPANIES IN ACCORDANCE WITH THE NEW MEXICAN INCOME TAX LAW EFFECTIVE JANUARY 1, 2002. THIS RATE DECREASE CHANGED THE ESTIMATE FOR THE COMPANY'S DEFERRED INCOME TAX LIABILITY AS OF JANUARY 1, 2002, AND THE impact OF SUCH CHANGE WAS RECOGNIZED BY THE COMPANY IN THE deferred income TAX PROVISION FOR THE SECOND QUARTER OF 2002.

EQUITY IN LOSSES OF AFFILIATES

EQUITY IN LOSSES OF AFFILIATES INCREASED TO A LOSS OF PS.276,160 THOUSAND IN THE SECOND QUARTER OF 2002 FROM A LOSS OF PS.158,388 THOUSAND IN 2001'S COMPARABLE PERIOD. THE INCREASE OF PS.117,772 THOUSAND, OR 74.4%, PRIMARILY REFLECTS AN INCREASE IN THE COMPANY'S EQUITY LOSSES OF THE DTH JOINT VENTURE IN MEXICO ("INNOVA"), AS DESCRIBED BELOW, AND AN INCREASE IN THE COMPANY'S EQUITY LOSSES OF SKY MULTI-COUNTRY PARTNERS, THE COMPANY'S DTH JOINT VENTURE WITH INTERESTS IN COLOMBIA, CHILE AND ARGENTINA.

DURING 2001 AND THE FIRST HALF OF 2002, THE COMPANY'S INVESTMENT IN INNOVA REPRESENTED A NET LIABILITY POSITION ON THE COMPANY'S CONSOLIDATED BALANCE SHEET. THIS NET LIABILITY POSITION REPRESENTED LOSSES RECOGNIZED IN EXCESS OF THE COMPANY'S CAPITAL CONTRIBUTIONS AND LONG-TERM LOANS TO INNOVA, AND THROUGH

THE FIRST QUARTER OF 2002 WAS IN EXCESS OF THE OUTSTANDING LONG-TERM DEBT INCURRED BY THIS JOINT VENTURE IN CONNECTION WITH A TRANSPONDER CAPITAL LEASE BEING GUARANTEED BY THE COMPANY. BECAUSE OF THIS NET LIABILITY POSITION, THE COMPANY DISCONTINUED THE RECOGNITION OF ADDITIONAL EQUITY LOSSES OF INNOVA DURING 2001 AND THE FIRST QUARTER OF 2002. HOWEVER, DURING THE SECOND QUARTER OF 2002, THE COMPANY REASSUMED THE RECOGNITION OF EQUITY LOSSES OF INNOVA FOR THE AMOUNT OF PS.181,626 THOUSAND TO MAINTAIN A NET LIABILITY POSITION OF PS.823,109 THOUSAND AS OF JUNE 30, 2002, WHICH REPRESENTED THE OUTSTANDING LONG-TERM DEBT OF INNOVA IN RESPECT TO THE TRANSPONDER CAPITAL LEASE, BEING GUARANTEED BY THE COMPANY AS OF THAT DATE.

DURING THE SECOND QUARTER OF 2002, AS A RESULT OF THE CONTINUING ECONOMIC CRISIS IN ARGENTINA, SKY MULTI-COUNTRY PARTNERS ANNOUNCED THAT ITS WHOLLY-OWNED SUBSIDIARY, SKY ARGENTINA, WILL CEASE OPERATIONS IN JULY 2002. WE OWN A 30% INTEREST IN SKY MULTI-COUNTRY PARTNERS, AND NEWS CORP., GLOBO COMUNICACOES AND LIBERTY MEDIA OWN A 30%, 30% AND 10% INTEREST, RESPECTIVELY.

IN APRIL 2002, THE COMPANY AND CLEAR CHANNEL, THE WORLD'S LEADING PRODUCER AND MARKETER OF LIVE ENTERTAINMENT, COMPLETED A SERIES OF TRANSACTIONS AND AGREEMENTS TO FORMALIZE OUR JOINT VENTURES EN VIVO IN MEXICO AND CARDENAS-FERNANDEZ & ASSOCIATES, INC. IN THE UNITED STATES, IN WHICH EACH COMPANY HAS A 50% INTEREST IN THESE LIVE ENTERTAINMENT ENTERPRISES. IN THE CASE OF MEXICO, THE COMPANY AND CLEAR CHANNEL REACHED AN INITIAL AGREEMENT TO FORM EN VIVO IN THE THIRD QUARTER OF 2001, WHEN THIS VENTURE STARTED OPERATIONS; HOWEVER, A FINAL JOINT VENTURE AGREEMENT WAS NOT REACHED BY THE TWO PARTIES UNTIL APRIL 2002, WITH AN ADDITIONAL AGREEMENT TO EXTEND THE PARTNERSHIP TO THE U.S. ACCORDINGLY, BEGINNING THE SECOND QUARTER OF 2002, THE COMPANY ACCOUNTS FOR ITS 50% JOINT VENTURE INVESTMENT BY APPLYING THE EQUITY METHOD TO THE RESULTS OF OPERATIONS AND NET ASSETS OF EN VIVO.

DISCONTINUED OPERATIONS

ON DECEMBER 19, 2001, IN CONNECTION WITH A SERIES OF TRANSACTIONS, THE COMPANY REACHED AN AGREEMENT TO SELL ITS MUSIC RECORDING BUSINESS TO UNIVISION IN EXCHANGE FOR CONSIDERATION OF 6,000,000 SHARES OF UNIVISION COMMON STOCK AND WARRANTS TO PURCHASE 100,000 SHARES OF UNIVISION COMMON STOCK WHICH EXPIRE IN DECEMBER 2017. THIS SALE WAS SUBSTANTIALLY COMPLETED IN APRIL 2002. THE QUOTED MARKET PRICE OF THE SHARES OF UNIVISION COMMON STOCK USED TO VALUE THIS EXCHANGE TRANSACTION WAS U.S.$38.85 PER SHARE, WHICH WAS BASED ON THE AVERAGE OF THE CLOSING PRICES FOR EACH OF THE TRADING DAYS DURING THE WEEK OF DECEMBER 17, 2001 THROUGH DECEMBER 21, 2001. ACCORDINGLY, THE RESULTS OF OPERATIONS OF THIS BUSINESS THROUGH THE CLOSING DATE OF THE TRANSACTION IN APRIL 2002, AS WELL AS THE GAIN ON DISPOSITION OF THIS BUSINESS SEGMENT, NET OF RELATED COSTS, EXPENSES AND TAXES ARE REPORTED AS INCOME FROM DISCONTINUED OPERATIONS IN THE COMPANY'S CONSOLIDATED STATEMENTS OF INCOME FOR ALL PERIODS PRESENTED. INCOME FROM DISCONTINUED OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2002, AMOUNTED TO PS. 1,113,798 THOUSAND. ALSO, IN CONNECTION WITH THIS EXCHANGE TRANSACTION, THE COMPANY MAY HAVE TO PAY CERTAIN ADJUSTMENTS TO UNIVISION IN CONNECTION WITH AN AUDIT OF THE MUSIC RECORDING BUSINESS BY UNIVISION, WHICH IS STILL IN PROCESS OF BEING RESOLVED BY THE PARTIES. WHILE THE COMPANY'S MANAGEMENT DOES NOT BELIEVE THAT ANY OF THESE ADJUSTMENTS WILL BE MATERIAL IN AMOUNT OR IMPACT, THE COMPANY CAN GIVE NO ASSURANCES IN THIS REGARD.

MINORITY INTEREST

THE COMPANY'S MINORITY INTEREST WAS PS.849 THOUSAND FOR THE SECOND QUARTER OF 2002, AS COMPARED TO PS. 15,852 THOUSAND FOR 2001'S COMPARABLE PERIOD. THE DECREASE PRIMARILY REFLECTS A NET LOSS OF THE COMPANY'S RADIO BUSINESS, WHICH IS 50% OWNED BY GRUPO PRISA SINCE OCTOBER 2001, AS WELL AS A DECREASE IN THE NET INCOME OF THE COMPANY'S NATIONWIDE PAGING BUSINESS, WHICH IS 49% OWNED BY A SUBSIDIARY OF MOBILE TELECOMMUNICATIONS TECHNOLOGIES CORP.

NET INCOME

IN THE SECOND QUARTER OF 2002, THE COMPANY HAD A NET INCOME OF PS.1,186,321 THOUSAND COMPARED TO A NET INCOME OF PS. 248,412 THOUSAND IN 2001'S COMPARABLE PERIOD. THE INCREASE OF PS. 937,909 THOUSAND IS DUE PRINCIPALLY TO:

- AN INCREASE IN OPERATING INCOME OF PS. 145,403 THOUSAND;
- AN INCREASE IN THE NET BENEFIT OF INCOME TAXES OF PS. 101,556 THOUSAND;
- AN INCREASE IN INCOME FROM DISCONTINUED OPERATIONS OF PS. 1,104,679 THOUSAND;
- A REDUCTION IN THE CUMULATIVE LOSS EFFECT OF ACCOUNTING CHANGE OF PS. 583 THOUSAND; AND
- A DECREASE IN MINORITY INTEREST OF PS. 15,003 THOUSAND.

THESE VARIANCES WERE PARTIALLY OFFSET BY A HIGHER INTEGRAL COST OF FINANCING OF PS. 170,438 THOUSAND; AN INCREASE IN RESTRUCTURING AND NON-RECURRING CHARGES OF PS. 38,115 THOUSAND; AN INCREASE IN OTHER EXPENSE-NET OF PS. 102,990 THOUSAND; AND A HIGHER EQUITY IN LOSSES OF AFFILIATES OF PS. 117,772 THOUSAND.

RESULTS BY BUSINESS SEGMENT

TELEVISION BROADCASTING

THE INCREASE IN TELEVISION BROADCASTING SALES OF 13.1% (PS. 3,302,768 THOUSAND AND PS. 2,919,857 THOUSAND FOR THE SECOND QUARTER OF 2002 AND 2001, RESPECTIVELY) IS ATTRIBUTABLE TO THE PRESENCE OF ADVERTISING REVENUES RELATED TO ADVERTISING TIME SOLD IN CONNECTION WITH THE 2002 KOREA-JAPAN WORLD CUP, REPRESENTING PS. 353,000 THOUSAND FOR THE SECOND QUARTER OF 2002. WITHOUT THE WORLD CUP, TELEVISION BROADCASTING SALES WOULD HAVE INCREASED BY 1.0% IN THE SECOND QUARTER OF 2002 AS COMPARED TO THE SAME PERIOD OF LAST YEAR, REFLECTING A MARGINAL RECOVERY OF THE ADVERTISING MARKET FROM LAST YEAR.

TELEVISION BROADCASTING OPERATING INCOME INCREASED 21.3% (PS. 1,072,378 THOUSAND AND PS. 884,049 THOUSAND FOR THE SECOND QUARTER OF 2002 AND 2001, RESPECTIVELY) AS A RESULT OF HIGHER SALES. THIS INCREASE WAS PARTIALLY OFFSET BY COSTS RELATED TO THE TRANSMISSION OF THE 2002 KOREA-JAPAN WORLD CUP, THE PRODUCTION OF REALITY TELEVISION SHOWS AND A HIGHER PROVISION FOR DOUBTFUL TRADE ACCOUNTS. EXCLUDING THE EFFECT OF THE ADVERTISING REVENUES AND COSTS RELATED TO THE WORLD CUP, OPERATING INCOME WOULD HAVE INCREASED BY 0.6% IN THE SECOND QUARTER OF 2002 AS COMPARED WITH THE SAME PERIOD OF LAST YEAR.

PROGRAMMING FOR PAY TELEVISION

THE INCREASE IN PROGRAMMING FOR PAY TELEVISION SALES OF 16.7% (PS. 144,718

THOUSAND AND PS. 123,982 THOUSAND FOR THE SECOND QUARTER OF 2002 AND 2001, RESPECTIVELY) WAS DUE TO HIGHER REVENUES FROM SIGNALS SOLD TO PAY TELEVISION SYSTEMS IN MEXICO.

PROGRAMMING FOR PAY TELEVISION OPERATING INCOME DECREASED BY PS.4,099 THOUSAND IN THE SECOND QUARTER OF 2002 (PS. 7,001 THOUSAND) AS COMPARED TO THE SECOND QUARTER OF 2001 (PS. 11,100 THOUSAND) DUE TO HIGHER SIGNAL COSTS, SELLING EXPENSES AND A HIGHER PROVISION FOR DOUBTFUL TRADE ACCOUNTS RELATED TO LATIN AMERICA.

PROGRAMMING LICENSING

THE INCREASE IN PROGRAMMING LICENSING SALES OF 4.2% (PS. 361,949 THOUSAND AND PS. 347,350 THOUSAND FOR THE SECOND QUARTER OF 2002 AND 2001, RESPECTIVELY) WAS DUE PRIMARILY TO THE TRANSLATION EFFECT ON FOREIGN CURRENCY DENOMINATED SALES OF PS.8,097 THOUSAND, AS WELL AS HIGHER REVENUES FROM PROGRAMMING EXPORTS TO ASIA. WITHOUT THIS EFFECT, PROGRAMMING LICENSING SALES INCREASED 1.8%. ROYALTIES PAID TO THE COMPANY BY UNIVISION UNDER THE UNIVISION PROGRAM LICENSING AGREEMENT REMAINED FLAT COMPARED TO THE SAME QUARTER OF LAST YEAR.

PROGRAMMING LICENSING OPERATING INCOME DECREASED PS. 6,145 THOUSAND (PS. 65,372 THOUSAND AND PS. 71,517 THOUSAND FOR THE SECOND QUARTER OF 2002 AND 2001, RESPECTIVELY), REFLECTING HIGHER SELLING EXPENSES DUE TO A HIGHER PROVISION FOR DOUBTFUL TRADE ACCOUNTS IN LATIN AMERICA.

PUBLISHING

PUBLISHING SALES SLIGHTLY DECREASED 0.3% TO PS. 426,512 THOUSAND IN THE SECOND QUARTER OF 2002 FROM PS. 427,933 THOUSAND IN 2001'S COMPARABLE PERIOD DUE TO THE LOWER SALES OF MAGAZINES SOLD IN THE DOMESTIC AND INTERNATIONAL MARKET AS WELL AS A REDUCTION IN THE NUMBER OF ADVERTISING PAGES SOLD IN THE INTERNATIONAL MARKET. THIS DECREASE WAS PARTIALLY OFFSET BY A POSITIVE TRANSLATION EFFECT ON FOREIGN CURRENCY DENOMINATED SALES, REPRESENTING PS. 22,944 THOUSAND.

PUBLISHING OPERATING INCOME DECREASED BY 2.2% (PS. 85,742 THOUSAND AND PS. 87,685 THOUSAND FOR THE SECOND QUARTER OF 2002 AND 2001, RESPECTIVELY). THIS DECREASE REFLECTS LOWER SALES AND HIGHER SELLING EXPENSES.

PUBLISHING DISTRIBUTION

IN APRIL 2002, THE COMPANY ACQUIRED AN ADDITIONAL 50% STAKE IN PUBLISHING DISTRIBUTION COMPANIES IN CHILE AND ARGENTINA, WHICH WERE 50% OWNED BY THE COMPANY BEFORE THE ACQUISITION. ACCORDINGLY, BEGINNING MAY 2002, THESE BUSINESSES BECAME WHOLLY-OWNED SUBSIDIARIES OF THE COMPANY AND THEIR RESULTS OF OPERATIONS FROM THAT DATE ARE PRESENTED ON A CONSOLIDATED BASIS IN THE COMPANY'S CONSOLIDATED STATEMENT OF INCOME. FOR ADDITIONAL INFORMATION SEE "ACQUISITION OF PUBLISHING DISTRIBUTION BUSINESS IN CHILE AND ARGENTINA."

THE INCREASE IN PUBLISHING DISTRIBUTION SALES OF 63.4% TO PS. 371,134 THOUSAND IN THE SECOND QUARTER OF 2002 AS COMPARED WITH PS. 227,080 THOUSAND IN 2001'S COMPARABLE PERIOD, REFLECTS THE ACQUISITION OF THE DISTRIBUTION CENTERS MENTIONED ABOVE, AS WELL AS HIGHER MAGAZINE SALES IN THE INTERNATIONAL MARKET AND THE POSITIVE TRANSLATION EFFECT ON FOREIGN CURRENCY DENOMINATED SALES REPRESENTING PS. 14,704 THOUSAND.

PUBLISHING DISTRIBUTION OPERATING INCOME INCREASED 42.3% (PS. 11,086 THOUSAND AND PS. 7,793 THOUSAND FOR THE SECOND QUARTER OF 2002 AND 2001, RESPECTIVELY), PRIMARILY AS A RESULT OF THE ACQUISITION OF THE CHILEAN AND ARGENTINEAN DISTRIBUTION CENTER MENTIONED ABOVE.

CABLE TELEVISION

CABLE TELEVISION SALES INCREASED 10.8% IN THE SECOND QUARTER OF 2002 (PS. 286,018 THOUSAND) AS COMPARED TO THE SECOND QUARTER OF LAST YEAR (PS. 258,170 THOUSAND). BASIC SUBSCRIBERS TOTALED 437,000 AND DIGITAL SUBSCRIBERS 74,000 AT THE END OF THE SECOND QUARTER OF 2002.

CABLE TELEVISION OPERATING INCOME DECREASED 19.7% (PS. 39,655 THOUSAND AND PS. 49,409 THOUSAND FOR THE SECOND QUARTER OF 2002 AND 2001, RESPECTIVELY) DUE TO HIGHER SIGNAL COSTS PARTIALLY OFFSET BY HIGHER SALES RELATED TO THE TRANSMISSION OF THE WORLD CUP.

IN JULY 2002, CABLEVISIÓN ANNOUNCED A COST CONTAINMENT PROGRAM, WHICH INVOLVED THE REDUCTION OF COSTS AND EXPENSES IN AREAS ACROSS THE ENTIRE SUBSIDIARY. IN CONNECTION WITH THIS COST CONTAINMENT PROGRAM, CABLEVISIÓN ANTICIPATES SAVING PS. 14.0 MILLION ON AN ANNUALIZED BASIS, WHICH WILL ENABLE THE SUBSIDIARY TO ACHIEVE HIGHER CASH FLOW AND OPERATING MARGINS.

RADIO

RADIO SALES DECREASED 35.0% IN THE SECOND QUARTER OF 2002 (PS. 44,136 THOUSAND) AS COMPARED TO THE SECOND QUARTER OF 2001 (PS. 67,873 THOUSAND) DUE TO A DECLINE IN ADVERTISING TIME SOLD, REFLECTING THE DIFFICULT ECONOMIC ENVIRONMENT THAT IS ADVERSELY AFFECTING THE MEXICAN RADIO INDUSTRY AS WELL AS LOWER RATINGS OBTAINED BY OUR STATIONS. IN MAY 2002, IN ACCORDANCE WITH OUR BUSINESS PLAN WE STARTED A REVIEW OF OUR RADIO COSTS AND EXPENSES. AS A RESULT WE WILL REDUCE HEADCOUNT BY APPROXIMATELY 250 EMPLOYEES IN THIS DIVISION.

RADIO OPERATING LOSS INCREASED BY PS. 14,830 THOUSAND (OPERATING LOSS OF PS. 15,387 THOUSAND AND OPERATING LOSS OF PS. 557 THOUSAND FOR THE SECOND QUARTER OF 2002 AND 2001, RESPECTIVELY) REFLECTING THE STRONG REDUCTION IN REVENUES.

OTHER BUSINESSES

THE DECREASE IN OTHER BUSINESSES SALES OF 13.4% IN THE SECOND QUARTER OF 2002 (PS. 324,786 THOUSAND) AS COMPARED WITH THE SAME PERIOD OF LAST YEAR (PS. 375,107 THOUSAND), WAS PRIMARILY DUE TO LOWER SALES IN ESMAS.COM, AS WELL AS IN THE NATIONWIDE PAGING, DISTRIBUTION OF FEATURE FILM PRODUCTIONS AND DUBBING BUSINESSES. THIS DECREASE WAS PARTIALLY OFFSET BY HIGHER REVENUES RELATED TO SPORTING EVENTS.

OTHER BUSINESSES OPERATING LOSS INCREASED MARGINALLY BY PS. 691 THOUSAND (OPERATING LOSS OF PS. 131,041 THOUSAND AND OPERATING LOSS OF PS. 130,350 THOUSAND FOR THE SECOND QUARTER OF 2002 AND 2001, RESPECTIVELY) DUE PRIMARILY TO A REDUCTION IN SALES, PARTIALLY OFFSET BY LOWER COST OF SALES AND OPERATING EXPENSES.

INTERSEGMENT SALES

INTERSEGMENT SALES FOR THE SECOND QUARTER OF 2002 AND 2001, AMOUNTED TO PS. 75,172 THOUSAND AND PS. 87,887 THOUSAND, RESPECTIVELY.

CORPORATE EXPENSES

CORPORATE EXPENSES FOR THE SECOND QUARTER OF 2002 AND 2001, AMOUNTED TO PS. 45,187 THOUSAND AND PS. 45,198 THOUSAND, RESPECTIVELY.

DISPOSED OPERATIONS

NET SALES AND OPERATING INCOME OF DISPOSED OPERATION RELATED TO ECO AND MERKATEL (A TELEPHONE SERVICE COMPANY) FOR THE SECOND QUARTER OF 2001, AMOUNTED TO PS. 50,195 THOUSAND AND PS. 8,768 THOUSAND, RESPECTIVELY.

SKY

THE COMPANY'S DIRECT TO HOME SATELLITE SERVICE ("DTH") CONTINUES TO DOMINATE THE MEXICAN MARKET UNDER HIGHLY COMPETITIVE CONDITIONS. DURING THE SECOND QUARTER OF 2002, INNOVA'S GROSS ACTIVE SUBSCRIBER BASE EXPERIENCED A NET DECREASE OF APPROXIMATELY 6,000 SUBSCRIBERS AS COMPARED TO THE FIRST QUARTER OF THIS YEAR, DUE TO FEWER SUBSCRIBER ADDITIONS RESULTING FROM THE SLOWDOWN OF THE MEXICAN ECONOMY, THE CONTINUED NEGATIVE IMPACT OF THE NEW 10% TAX ON TELECOMMUNICATIONS SERVICES, AND THE INCREASE IN CANCELLATIONS ASSOCIATED WITH THE REPOINTING OF SATELLITE DISHES AND THE LACK OF THE 2002 KOREA-JAPAN WORLD CUP COVERAGE. THE GROSS ACTIVE SUBSCRIBER BASE AS OF JUNE 30, 2002 REPRESENTS A TOTAL OF 695,300 SUBSCRIBERS.
NET REVENUES FOR THE SECOND QUARTER INCREASED TO PS. 919.1 MILLION, OR 12.3%, AS COMPARED TO THE SAME PERIOD LAST YEAR. THIS INCREASE WAS PRIMARILY DUE TO THE POSITIVE EFFECT OF AN INCREASE IN PRICES FOR INNOVA'S SERVICES AND INNOVA'S CAMPAIGNS TO IMPROVE THE QUALITY OF THE ACTIVE SUBSCRIBER BASE AND RATE OF COLLECTIONS. COST OF SERVICES AND SALES DECREASED BY PS. 23.3 MILLION, OR 8.0%, TO PS. 271.5 MILLION FOR THE SECOND QUARTER OF 2002 AS COMPARED TO THE SAME PERIOD OF LAST YEAR. THIS DECREASE WAS DUE PRIMARILY TO LOWER SUBSCRIBER ACQUISITION COSTS AS A RESULT OF FEWER NEW ADDITIONS ALONG WITH OTHER COST REDUCTIONS. TOTAL EXPENSES OF PS. 373.7 MILLION FOR THE SECOND QUARTER OF 2002 INCREASED BY PS. 56.0 MILLION, OR 17.6%, AS COMPARED TO THE SAME PERIOD OF 2001, MAINLY DUE TO HIGHER MARKETING EXPENSES AND FREE SPECIAL

EVENTS OFFERED TO SUBSCRIBERS. EBITDA OF PS. 273.9 MILLION FOR THE SECOND QUARTER OF 2002 IMPROVED BY PS. 68.2 MILLION, OR 33.2%, AS COMPARED TO THE SAME PERIOD OF 2001 DUE TO HIGHER REVENUES AND LOWER COST OF SERVICES AND SALES, WHICH WAS PARTIALLY OFFSET BY HIGHER OPERATING EXPENSES. EBITDA MARGIN INCREASED 20% FROM 25% IN THE SECOND QUARTER OF 2001 TO 30% IN THE SECOND QUARTER OF 2002. EBIT IMPROVED BY PS.42.9 MILLION TO PS. 38.3 MILLION IN THE SECOND QUARTER OF 2002 FROM A LOSS OF PS. 4.6 MILLION FOR THE SECOND QUARTER OF 2001. AS A RESULT, EBIT MARGIN SUBSTANTIALLY INCREASED FROM MINUS 1% FOR THE SECOND QUARTER OF 2001 TO A POSITIVE 4% FOR THE SECOND QUARTER OF 2002.

ACQUISITION OF PUBLISHING DISTRIBUTION BUSINESSES IN CHILE AND ARGENTINA

IN APRIL 2002, THE COMPANY ACQUIRED AN ADDITIONAL 50% STAKE IN PUBLISHING DISTRIBUTION COMPANIES IN CHILE AND ARGENTINA, WHICH WERE 50% OWNED BY THE COMPANY BEFORE THE ACQUISITION, FOR AN AGGREGATE AMOUNT OF U.S.$ 3.6 MILLION IN CASH, OF WHICH U.S.$3.1 MILLION IS RELATED TO THE ACQUISITION IN CHILE. ACCORDINGLY, BEGINNING MAY 2002, THESE BUSINESSES BECAME WHOLLY-OWNED SUBSIDIARIES OF THE COMPANY AND THEIR RESULTS OF OPERATIONS FROM THAT DATE ARE PRESENTED ON A CONSOLIDATED BASIS IN THE COMPANY'S CONSOLIDATED STATEMENT OF INCOME. THE COMPANY RECOGNIZED RELATED GOODWILL AS A RESULT OF THIS ACQUISITION IN THE AMOUNT OF PS. 22,680 THOUSAND RESULTING FROM THE EXCESS OF THE PURCHASE PRICE OVER THE CARRYING VALUE OF THE NET ASSETS OF SUCH COMPANIES.

CAPITAL EXPENDITURES, ACQUISITIONS AND INVESTMENTS

IN THE FIRST HALF OF THE YEAR OF 2002, THE COMPANY INVESTED APPROXIMATELY U.S. $81.0 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES FOR THE ACQUISITION OF TECHNICAL, TRANSMISSION, COMPUTER AND TRANSPORTATION EQUIPMENT, OF WHICH APPROXIMATELY U.S.$12.0 MILLION IS RELATED TO CABLEVISIÓN. ADDITIONALLY, IN THE SAME PERIOD OF 2002 THE COMPANY INVESTED APPROXIMATELY U.S.$28.6 MILLION IN INNOVA AND ITS MULTI-COUNTRY DTH VENTURE IN SOUTH AMERICA.

DEBT

AS OF JUNE 30, 2002, THE COMPANY'S LONG-TERM DEBT AMOUNTED TO PS. 12,873,733 THOUSAND, AND ITS CURRENT DEBT WAS PS. 1,215,250 THOUSAND, AS COMPARED TO PS. 10,864,314 THOUSAND AND PS. 394,735 THOUSAND, RESPECTIVELY, AS OF JUNE 30, 2001.

EFFECTIVE MARCH 1, 2002, THE COMPANY DESIGNATED ITS NET INVESTMENT IN SHARES OF UNIVISION AS AN EFFECTIVE HEDGE OF BOTH ITS U.S.$300 MILLION SENIOR NOTES DUE IN 2011 AND U.S.$ 300 MILLION SENIOR NOTES DUE IN 2032. CONSEQUENTLY, BEGINNING MARCH 1, 2002, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT WILL BE CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE LOSS-FOREIGN CURRENCY TRANSLATION), AS BEING HEDGED BY THE COMPANY'S NET INVESTMENT IN SHARES OF UNIVISION.

TELEVISION RATINGS AND AUDIENCE SHARE

NATIONAL URBAN RATINGS AND AUDIENCE SHARE DATA PRODUCED BY IBOPE CERTIFY THAT TELEVISION BROADCASTING RATINGS AND AUDIENCE SHARE SUBSTANTIALLY INCREASED IN THE SECOND QUARTER OF 2002 AS COMPARED TO THE FIRST QUARTER OF 2002. DURING THE SECOND QUARTER OF 2002, TOTAL TELEVISA AUDIENCE SHARE INCREASED TO 76.1% IN PRIME TIME; 75.6% IN 16:00 TO 23:00 HRS. AND 76.9% IN SIGN-ON TO SIGN-OFF.

DURING THE 2002 KOREA-JAPAN WORLD CUP, TELEVISA ACHIEVED A 70% AUDIENCE SHARE, REFLECTING OUR DOMINANT POSITION IN BROADCASTING MAJOR SPORTING EVENTS. OUR PROGRAM IN PRIME-TIME "LA JUGADA DEL MUNDIAL" WAS THE MOST WATCHED SPORTS PROGRAM IN MEXICO DURING THE WORLD CUP, ACHIEVING THE HIGHEST NUMBER OF SPORTS VIEWERS DURING THE EVENT. DURING THE TRANSMISSION OF THE GAMES PLAYED BY THE MEXICAN NATIONAL SOCCER TEAM, VIEWERS RATED TELEVISA AS THE NUMBER ONE OPTION, GARNERING 60% MORE VIEWERS THAN THE COMPETITION, DUE TO THE POPULARITY OF OUR EXPERIENCED COMMENTATORS.

IN THE SECOND QUARTER OF 2002, WE AIRED 92% OF THE 200 MOST POPULAR PROGRAMS. CHANNEL 2 CONTINUES TO BE THE LEADER IN MEXICAN TELEVISION LARGELY DUE TO THE SUCCESS OF THE FOLLOWING TELENOVELAS: "SALOMÉ," "ENTRE EL AMOR Y EL ODIO," "EL JUEGO DE LA VIDA" AND "CÓMPLICES AL RESCATE." FROM MARCH 3 TO JUNE 16, 2002, TELEVISA LAUNCHED THE FIRST EVER REALITY TELEVISION SHOW IN MEXICO. "BIG BROTHER" POSITIONED ITSELF AS ONE OF THE MOST POPULAR SHOWS IN THE ALL-IMPORTANT 18-34 YEAR DEMOGRAPHIC DURING ITS THREE MONTHS ON THE AIR. IN THE FINAL EPISODE, IT MAINTAINED AN AUDIENCE SHARE OF 56.1% DURING 4 HOURS OF TRANSMISSION.

OUTLOOK FOR 2002

AT THIS TIME, WE ARE PROJECTING THAT FOR THE THIRD QUARTER OF 2002, TELEVISION BROADCASTING REVENUES WILL INCREASE IN THE RANGE OF 2% TO 3% COMPARED TO LAST YEAR, BASED ON THE SLIGHT IMPROVEMENT IN THE ADVERTISING MARKET.

WE EXPECT COSTS TO BE MARGINALLY STABLE IN 2002 COMPARED WITH LAST YEAR, EXCLUDING COSTS AND EXPENSES ASSOCIATED WITH THE WORLD CUP.

GRUPO TELEVISA S.A., IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD, AND A MAJOR PLAYER IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PROGRAMMING FOR PAY TELEVISION, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, PUBLISHING AND PUBLISHING DISTRIBUTION, CABLE TELEVISION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND SHOW BUSINESS PROMOTIONS, PAGING SERVICES, FEATURE FILM PRODUCTION AND DISTRIBUTION, DUBBING, AND THE OPERATION OF A HORIZONTAL INTERNET PORTAL. GRUPO TELEVISA ALSO HAS AN UNCONSOLIDATED EQUITY STAKE IN UNIVISION, THE LEADING SPANISH-LANGUAGE TELEVISION COMPANY IN THE UNITED STATES.

THIS DIRECTOR REPORT CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY'S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS DIRECTOR REPORT SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN "ITEM 1. DESCRIPTION OF BUSINESS - CAUTIONARY STATEMENT" IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FOR THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

DIRECTOR REPORT AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

GRUPO TELEVISA, S.A.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2001
(IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF JUNE 30, 2002, EXCEPT PER SHARE AND UDI VALUES)

1. ACCOUNTING POLICIES:

THE CONDENSED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S. A. (THE "COMPANY") AND ITS CONSOLIDATED SUBSIDIARIES (COLLECTIVELY, THE "GROUP"), AS OF JUNE 30, 2002 AND 2001, AND FOR THE SIX MONTHS ENDED ON THOSE DATES, ARE UNAUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS (CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH MEXICAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("MEXICAN GAAP"), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE SIX MONTHS ENDED JUNE 30, 2002.

2. PROPERTY, PLANT AND EQUIPMENT:

PROPERTY, PLANT AND EQUIPMENT AS OF JUNE 30, CONSISTED OF:

	2002	2001
BUILDINGS	PS. 6,379,720	PS. 6,451,660
TECHNICAL EQUIPMENT	9,169,349	8,248,049
FURNITURE AND FIXTURES	507,485	558,795
TRANSPORTATION EQUIPMENT	473,356	430,419
COMPUTER EQUIPMENT	679,067	609,188
	17,208,977	16,298,111
ACCUMULATED DEPRECIATION	(8,000,886)	(7,190,273)
	9,208,091	9,107,838
LAND	3,372,353	3,392,267
CONSTRUCTION IN PROGRESS	1,116,883	677,034
	PS.13,697,327	PS. 13,177,139

PROPERTY, PLANT AND EQUIPMENT INCLUDES CAPITALIZED FINANCING COSTS OF PS.1,387,825 AND PS.1,387,825 AS OF JUNE 30, 2002 AND 2001, RESPECTIVELY. ACCUMULATED DEPRECIATION INCLUDES DEPRECIATION OF CAPITALIZED FINANCING COSTS OF PS.479,135 AND PS.366,855 AS OF JUNE 30, 2002 AND 2001, RESPECTIVELY.

DEPRECIATION CHARGED TO INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2001, WAS PS.430,908 AND PS.439,905, RESPECTIVELY.

3. LONG-TERM DEBT SECURITIES:

AS OF JUNE 30, THE COMPANY'S LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:

	2002		2001	
	U.S. DOLLAR PRINCIPAL AMOUNTS (THOUSANDS)	MEXICAN PESOS	U.S. DOLLAR PRINCIPAL AMOUNTS (THOUSANDS)	MEXICAN PESOS
SERIES A SENIOR NOTES DUE 2003 (A)	$ 68,847	PS. 685,372	$ 68,847	PS. 656,078
SERIES B SENIOR NOTES DUE 2006 (A)	5,343	53,189	5,343	50,917
SENIOR NOTES DUE 2005 (B)	200,000	1,991,000	200,000	1,905,900
SENIOR NOTES DUE 2011 (C) (E)	300,000	2,986,500	-	-
SENIOR NOTES DUE 2032 (D) (E)	300,000	2,986,500	-	-
	$874,190	8,702,561	$274,190	2,612,895
UDI-DENOMINATED NOTES DUE 2007 (F)		3,397,882		3,405,564
		PS.12,100,443		PS.6,018,459

(A) INTEREST ON EACH SERIES OF THE SENIOR NOTES IS PAYABLE SEMI-ANNUALY. EXCEPT AS DESCRIBED BELOW, THE SENIOR NOTES ARE NOT REDEEMABLE AT THE OPTION OF THE COMPANY. INTEREST RATES ON THE SERIES A SENIOR NOTES AND SERIES B SENIOR NOTES (INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES) ARE 11.96% AND 12.49% PER ANNUM, RESPECTIVELY. IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY, AT ANY TIME, AT 100% OF THEIR PRINCIPAL AMOUNT PLUS ACCRUED INTEREST, TO THE DATE OF REDEMPTION. THESE SECURITIES ARE UNSECURED, UNSUBORDINATED OBLIGATIONS OF THE CAMPANY, RANK PARI PASSU IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED, UNSUBORDINATED OBLIGATIONS OF THE COMPANY, AND ARE SENIOR IN RIGHT OF PAYMENT TO ALL FUTURE SUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE EFFECTIVELY SUBORDINATED TO ALL EXISTING AND FUTURE LIABILITIES OF THE COMPANY'S SUBSIDIARIES.

(B) INTEREST ON THE 8.625% SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 9.07% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY IN FEBRUARY AND AUGUST OF EACH YEAR, COMMENCING IN FEBRUARY 2001. THE SENIOR NOYES ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND

UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY'S SUBSIDIARIES. THE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPINION OF THE COMPANY. THE AGREEMENT CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PROGRAMMING FOR PAY TELEVISION AND PROGRAMMING LICENSING TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. IN THE FOURTH QUARTER OF 2000, SUBSTANTALLY ALL OF THE SENIOR NOTES WERE REGISTERED BY THE COMPANY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION THROUGH AN EXCHANGE OFFER.

(C) IN SEPTEMBER 2001, THE COMPANY ISSUED U.S.$300 MILLION 10-YEAR SENIOR NOTES WITH A COUPON RATE OF 8%. THE SENIOR NOTES WERE PRICED AT 98.793% FOR A YIELD TO MATURITY OF 8.179%. THE PROCEEDS OF THIS OFFERING WERE USED TO REPAY ALL OF THE REMAINING AMOUNTS THEN OUTSTANDING UNDER THE COMPANY'S U.S.$400 MILLION SYNDICATED LOAN WITH AN ORIGINAL MATURITY IN 2003. INTEREST ON THE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.41% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY IN SEPTEMBER AND MARCH OF EACH YEAR, COMMENCING IN MARCH 2002. THE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY. THE AGREEMENT OF THE SENIOR NOTES CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS SUBSISIARIES ENGAGED IN TELEVISION BROADCASTING, PROGRAMMING FOR PAY TELEVISION AND PROGRAMMING LICENSING (OTHER THAN THOSE OPERATIONS CONDUCTED BY A TELEVISION BROADCASTING SUBSIDIARY IN SAN DIEGO, CALIFORNIA), TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGES, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. IN MARCH 2002, THE COMPANY CONCLUDED THE EXCHANGE OF SUBSTANTIALLY ALL OF THESE UNREGISTERED SENIOR NOTES FOR SENIOR NOTES REGISTERED UNDER THE U.S. SECURITIES ACT.

(D)IN MARCH 2002, THE COMPANY ISSUED U.S.$300 MILLION 30-YEAR SENIOR NOTES WITH A COUPON RATE OF 8.5%. THE SENIOR NOTES WERE PRICED AT 99.431% FOR A YIELD TO MATURITY OF 8.553%. A PORTION OF THE NET PROCEEDS OF THIS OFFERING WERE USED TO REPAY ALL OF THE AMOUNTS THEN OUTSTANDING UNDER A U.S.$276 MILLION BRIDGE LOAN FACILITY WITH AN ORIGINAL MATURITY IN DECEMBER 2002. INTEREST ON THE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN W ITHHOLDING TAXES, IS 8.94% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY IN MARCH AND SEPTEMBER OF EACH YEAR, COMMENCING IN SEPTEMBER 2002. THE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY. THE AGREEMENT OF THE SENIOR NOTES CONTAINS CERTAIN COVENANTS TO BE COMPLIED WITH BY THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES SIMILAR TO THE COVENANTS UNDER THE AGREEMENT OF THE COMPANY'S U.S.$300 MILLION SENIOR NOTES DUE 2011 DESCRIBED ABOVE.

(E)EFFECTIVE MARCH 1, 2002, THE GROUP DESIGNATED ITS INVESTMENT IN SHARES

OF UNIVISION AS AN EFFECTIVE HEDGE OF ITS U.S.$300 MILLION SENIOR NOTES DUE IN 2011 AND ITS U.S.$300 MILLION SENIOR NOTES DUE IN 2032. CONSEQUENTLY, DURING THE TERM OF THE HEDGE, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT, WHICH IS HEDGED BY THE COMPANY'S NET INVESTMENT IN SHARES OF UNIVISION, WILL BE CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE LOSS - FOREIGN CURRENCY TRANSLATION) (SEE NOTE 7).

(F) ON APRIL 14, 2000, THE COMPANY ISSUED IN THE MEXICAN MARKET NOTES DENOMINATED IN MEXICAN INVESTMENT UNITS ("UNIDADES DE INVERSIÓN" OR "UDIS") FOR AN AMOUNT OF PS.3,000,000 (NOMINAL), REPRESENTING 1,086,007,800 UDIS, WITH ANNUAL INTEREST OF 8.15% AND MATURITY IN 2007. INTEREST ON THESE NOTES IS PAYABLE SEMI-ANNUALLY. THE BALANCE AS OF JUNE 30, 2002 AND 2001 INCLUDES RESTAMENT OF PS.397,882 AND PS.257,398, RESPECTIVELY. THE UDI VALUE AS OF JUNE 30, 2002, WAS OF PS. 3.128782 PER ONE UDI.

4. CONTINGENCIES:

PAYMENTS TO BE MADE BY CERTAIN MEXICAN COMPANIES IN THE GROUP TO EMPLOYEES IN CASE OF DISMISSAL AND UNDER CERTAIN CIRCUNSTANCES PROVIDED BY THE MEXICAN LABOR LAW WILL BE EXPENSED AS INCURRED.

THERE ARE VARIOUS LEGAL ACTIONS AND OTHER CLAIMS PENDING AGAINST THE GROUP INCIDENTAL TO ITS BUSINESSES AND OPERATIONS. IN THE OPINION OF THE GROUP'S MANAGEMENT, NONE OF THESE PROCEEDINGS WILL HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP'S FINANCIAL POSITION OR RESULTS OF OPERATIONS.

5. STOCKHOLDERS' EQUITY:

THE MAJORITY STOCKHOLDERS' EQUITY AS OF JUNE 30, IS ANALYZED AS FOLLOWS:

	2002		2001	
	NOMINAL PESOS	RESTATED PESOS	NOMINAL PESOS	RESTATED PESOS
CAPITAL STOCK	PS.1,513,427	PS. 7,161,194	PS. 1,517,578	PS. 7,185,179
ADDITIONAL PAID-IN CAPITAL	187,428	209,784	187,428	209,784
LEGAL RESERVE	585,029	1,149,672	517,746	1,080,617
RESERVE FOR REPUR-CHASE OF SHARES	2,695,761	5,356,706	2,695,761	5,356,706
UNAPPROPIATED EARNINGS	6,094,422	10,202,081	4,992,887	8,929,537
ACCUMULATED EFFECT OF DEFERRED INCOME TAXES	(2,197,681)	(2,565,832)	(2,197,681)	(2,565,832)
NET INCOME FOR THE SIX-MONTH PERIOD	-	1,253,533	110,494	115,951

DEFICIT FROM RESTATEMENT	-	(2,393,374)	-	(2,636,050)
TOTAL MAJORITY STOCKHOLDERS' EQUITY		PS.20,373,764		PS.17,675,892

AS OF JUNE 30, 2002 AND 2001, CAPITAL STOCK IS NET OF SHARES REPURCHASED OF PS.482,497 (NOMINAL PS.70,703) AND PS.458,514 (NOMINAL PS.66,552), RESPECTIVELY.

AT JUNE 30, 2002, THE COMPANY'S NUMBER OF SHARES OF CAPITAL STOCK ISSUED, REPURCHASED AND OUTSTANDING CONSISTED OF:

	AUTHORIZED AND ISSUED	REPURCHASED (*)	OUTSTANDING
SERIES A SHARES	4,590,700,000	108,307,493	4,482,392,507
SERIES L SHARES	2,271,150,000	84,216,475	2,186,933,525
SERIES D SHARES	2,271,150,000	84,216,475	2,186,933,525
	9,133,000,000	276,740,443	8,856,259,557

(*) INCLUDE 84,215,671 CPOS AND ADDITIONAL 24,091,018 SERIES A SHARES NOT IN THE FORM OF CPOS THAT ARE BENEFICIALLY OWNED BY ONE OF THE COMPANY'S WHOLLY-OWNED SUBSIDIARIES.

DURING 2001, A COMPANY'S SUBSIDIARY ACQUIRED SHARES OF THE COMPANY FOR THE AMOUNT OF PS.227,542 OF WHICH PS.185,652 WERE CHARGED TO UNAPPROPRIATED EARNINGS.

6. REPURCHASE OF SHARES:

AS OF JUNE 30, 2002, THE COMPANY'S STOCKHOLDERS HAD APPROVED APPROPRIATING FROM RETAINED EARNINGS A RESERVE AMOUNTING TO PS.6,178,640, FOR THE REPURCHASE OF SHARES, AT THE DISCRETION OF MANAGEMENT. THE COMPANY'S REPURCHASE PROGRAM HAS BEEN AUTHORIZED BY THE MEXICAN BANK AND SECURITIES COMMISSION ("COMISION NACIONAL BANCARIA Y DE VALORES"), AND WAS INITIATED BY THE COMPANY IN FEBRUARY 1999. THE RESERVE FOR REPURCHASE OF SHARES WAS USED IN 1999 AND 2000 IN THE AMOUNT OF PS. 254,045 AND PS. 567,889, RESPECTIVELY, IN CONNECTION WITH REPURCHASES OF SHARES MADE BY THE COMPANY IN THOSE YEARS.

7. INTEGRAL COST OF FINANCING:

INTEGRAL COST OF FINANCING FOR THE SIX MONTHS ENDED JUNE 30, CONSISTED OF:

	2002	2001
INTEREST EXPENSE (1)	PS. 632,585	PS. 653,444
INTEREST INCOME	(309,258)	(548,286)
FOREIGN EXCHANGE LOSS (GAIN), NET (2)	379,139	(31,308)

LOSS FROM MONETARY POSITION (3)	45,947	67,989
	748,413	141,839
MONETARY RESULT CLASSIFIED AS PROVISION FOR DEFERRED INCOME TAX (3)	86,819	101,261
FOREIGN EXCHANGE LOSS HEDGED (4)	(473,938)	-
	PS. 361,294	PS. 243,100

(1) INCLUDES RESTATEMENT OF INVESTMENT UNITS OF PS.80,664 AND PS.91,011 IN 2002 AND 2001, RESPECTIVELY.
(2) INCLUDES LOSSES FROM FORWARD EXCHANGE CONTRACTS OF PS.96,266 IN 2001.
(3) ARISING FROM TEMPORARY DIFFERENCES OF NON-MONETARY ITEMS IN CALCULATING DEFERRED INCOME TAX UNDER MEXICAN GAAP CIRCULAR NO. 54.
(4) FOREIGN EXCHANGE LOSS ATTRIBUTABLE TO LONG-TERM DEBT SECURITIES WHICH ARE HEDGED BY THE GROUP'S NET INVESTMENT IN UNIVISION (SEE NOTE 3).

8. DEFERRED TAXES:

THE DEFERRED INCOME TAX LIABILITY AS OF JUNE 30, WAS DERIVED FROM:

	2002	2001
ASSETS:		
ACCRUED LIABILITIES	PS. 418,878	PS. 624,757
TAX LOSS CARRYFORWARDS, NET OF VALUATION ALLOWANCES	157,948	238,972
CUSTOMER ADVANCES	821,622	1,680,364
OTHER ITEMS	723,740	228,519
	2,122,188	2,772,612
LIABILITIES:		
INVENTORIES	1,763,375	2,307,633
PROPERTY, PLANT AND EQUIPMENT - NET	888,816	1,956,191
OTHER ITEMS	1,147,854	1,111,604
	3,800,045	5,375,428
	1,677,857	2,602,816
LESS:		
ASSETS TAX-NET	381,119	833,689
DEFERRED INCOME TAX LIABILITY	1,296,738	1,769,127
DEFERRED INCOME TAS LIABILITY (ASSET) OF DISCONTINUED OPERATIONS	526,705	(32,073)
DEFERRED INCOME TAX LIABILITY OF CONTINUING OPERATIONS	PS.1,823,443	PS.1,801,200

9. EXTRAORDINARY ITEMS:

NO EXTRAORDINARY ITEMS, AS DEFINED BY MEXICAN GAAP BULLETIN A-7 "COMPARABILITY", WERE RECOGNIZED IN INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2001.

10. DISCONTINUED OPERATIONS:

ON DECEMBER 19, 2001 IN CONNECTION WITH A SERIES OF TRANSACTIONS THE GROUP REACHED AN AGREEMENT TO SELL ITS MUSIC RECORDING BUSINESS IN THE UNITED STATES AND LATIN AMERICA TO UNIVISION IN EXCHANGE FOR CONSIDERATION OF 6,000,000 SHARES OF UNIVISION COMMON STOCK AND WARRANTS TO PURCHASE 100,000 WARRANTS OF UNIVISION COMMON STOCK WHICH EXPIRE IN DECEMBER 2017 AT AN EXERCISE PRICE OF U.S.$38.261 PER SHARE. THIS SALE WAS SUBSTANTIALLY COMPLETED IN APRIL 2002. THE QUOTED MARKET PRICE OF THE SHARES OF UNIVISION COMMON STOCK USED TO VALUE THIS EXCHANGE TRANSACTION WAS U.S.$38.85 PER SHARE, WHICH WAS BASED ON THE AVERAGE OF THE CLOSING PRICES FOR EACH OF THE TRADING DAYS DURING THE WEEK OF DECEMBER 17, 2001 THROUGH DECEMBER 21, 2001. ACCORDINGLY, THE RESULTS OF OPERATIONS OF THIS BUSINESS THROUGH THE CLOSING DATE OF THE TRANSACTION IN APRIL 2002, AS WELL AS THE GAIN ON DISPOSITION OF THIS BUSINESS SEGMENT, NET OF RELATED COSTS, EXPENSES AND TAXES ARE REPORTED AS INCOME FROM DISCONTINUED OPERATIONS IN THE GROUP'S CONSOLIDATED STATEMENTS OF INCOME FOR ALL PERIODS PRESENTED. ALSO, IN CONNECTION WITH THIS EXCHANGE TRANSACTION, THE COMPANY MAY HAVE TO PAY CERTAIN ADJUSTMENTS TO UNIVISION IN CONNECTION WITH AN AUDIT OF THE MUSIC RECORDING BUSINESS BY UNIVISION, WHICH IS STILL IN THE PROCESS OF BEING RESOLVED BY THE PARTIES. WHILE THE COMPANY'S MANAGEMENT DOES NOT BELIEVE THAT ANY OF THESE ADJUSTMENTS WILL BE MATERIAL IN AMOUNT OR IMPACT, THE COMPANY CAN GIVE NO ASSURANCES IN THIS REGARD. DISCONTINUED OPERATIONS OF THE MUSIC RECORDING SEGMENT ARE PRESENTED AS FOLLOWS:

	2002	2001
(LOSS) INCOME FROM DISCONTINUED OPERATIONS FOR THE PERIOD FROM JANUARY 1, 2002 THROUGH THE CLOSING DATE IN APRIL 2002, AND THE SIX MONTHS ENDED JUNE 30, 2001, NET OF INCOME TAXES OF PS.10,315 AND PS.40,674, RESPECTIVELY	PS. (35,112)	PS. 21,048
GAIN ON DISPOSAL OF DISCONTINUED OPERATIONS, NET OF INCOME TAXES OF PS.497,404.	1,093,122	-
	PS. 1,058,010	PS. 21,048

SUMMARIZED INFORMATION ON RESULTS OF THE DISCONTINUED MUSIC RECORDING OPERATIONS FOR THE PERIOD FROM JANUARY 1, 2002 THROUGH THE CLOSING DATE IN APRIL 2002, AND THE SIX MONTHS ENDED JUNE 30, 2001, IS AS FOLLOWS:

	2002	2001
NET SALES	PS. 179,557	PS. 569,617
OPERATING INCOME BEFORE DEPRECIATION AND		

AMORTIZATION	6,913	80,797
DEPRECIATION AND AMORTIZATION	756	2,644
OPERATING INCOME	6,157	78,153
(LOSS) INCOME FROM DISCONTINUED OPERATIONS	(35,112)	21,048

THE NET ASSETS OF THE DISCONTINUED MUSIC RECORDING OPERATIONS IN THE JUNE 30, 2001 CONSOLIDATED BALANCE SHEET AMOUNTED TO PS.636,408.

11. CUMULATIVE EFFECT OF ACCOUNTING CHANGES:

NO CUMULATIVE EFFECT OF ACCOUNTING CHANGE WAS RECOGNIZED IN INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2002.

IN THE FIRST QUARTER OF 2001, THE COMPANY ADOPTED THE PROVISIONS OF BULLETIN C-2, "FINANCIAL INSTRUMENTS", ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS. THROUGH DECEMBER 31, 2000, THE GROUP RECOGNIZED GAINS OR LOSSES ON DERIVATIVE FINANCIAL INSTRUMENTS NOT DESIGNATED AS A HEDGE UPON SETTLEMENT OF THE RELATED CONTRACTS. AS A RESULT OF APPLYING THE PROVISIONS OF BULLETIN C-2, THE GROUP ACCOUNTED FOR ALL OF ITS DERIVATIVE FINANCIAL INSTRUMENTS AT FAIR VALUE AS OF JANUARY 1, 2001, AND RECOGNIZED A CUMULATIVE EFFECT LOSS OF PS.71,853 (NET OF INCOME TAX BENEFIT OF PS. 37,843) IN THE CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS ENDED JUNE 30, 2001. THE IMPACT WAS PRIMARILY DUE TO THE RECOGNITION OF UNSETTLED FORWARD CONTRACTS NOT DESIGNATED AS A HEDGE.

12. QUARTERLY NET RESULTS (HISTORICAL AND RESTATED):

THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED JUNE 30, 2002, ARE AS FOLLOWS:

	HISTORICAL NET RESULT (1)			RESTATED NET RESULT	
QUARTER	ACCUMULATED	QUARTER	INDEX AT END OF QUARTER	ACCUMULATED	QUARTER
3°/01	PS. 438,817	PS. 326,925	348.042	PS. 454,737	PS. 338,786
4°/01	1,345,662	902,589	351.418	1,381,085	926,348
1°/02	66,388	66,388	356.247	67,212	67,212
2°/02	1,253,533	1,186,321	360.669	1,253,533	1,186,321

(1) AS REPORTED IN EACH QUARTER.

13. ACQUISITION OF UNIVISION SHARES

IN FEBRUARY 2002, THE 375,000 NON-VOTING PREFERRED SHARES OF UNIVISION STOCK ACQUIRED BY THE GROUP IN DECEMBER 2001 FOR CONSIDERATION OF U.S.$375 MILLION IN CASH, WERE CONVERTED UPON THE RECEIPT OF REQUIRED U.S. REGULATORY APPROVALS INTO 10,594,500 SHARES OF UNIVISION CLASS A COMMON STOCK. AS A RESULT OF THIS CONVERSION, THE GROUP RECOGNIZED AN EXCESS OF THE PURCHASE PRICE PAID BY THE GROUP OVER THE CARRYING VALUE OF THE UNIVISION STOCK ACQUIRED OF APPROXIMATELY U.S.$298 MILLION (PS.2,970,512), WHICH WILL BE

AMORTIZED IN A 20-YEAR PERIOD BEGINNING MARCH 2002.

IN APRIL, 2002, AS CONSIDERATION FOR THE SALE OF THE GROUP'S MUSIC RECORDING BUSINESS, THE GROUP ACQUIRED 6,000,000 SHARES OF UNIVISION COMMON STOCK AND WARRANTS TO PURCHASE 100,000 SHARES OF UNIVISION COMMON STOCK (SEE NOTE 10). AS A RESULT, THE GROUP RECOGNIZED AN EXCESS OF THE PURCHASE PRICE ASSIGNED TO SUCH SECURITIES AT THE AGREEMENT DATE OVER THE CARRYING VALUE OF THE UNIVISION STOCK ACQUIRED OF APPROXIMATELY U.S.$175 MILLION (PS.1,743,170), WHICH WILL BE AMORTIZED IN A 20-YEAR PERIOD BEGINNING APRIL 2002.

\- - - -

STOCK EXCHANGE CODE: **TLEVISA**
GRUPO TELEVISA, S.A.

QUARTER: **2** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	TOTAL AMOUNT (Thousands of Pesos)	
			(2)	ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
2 CORPORATIVO VASCO DE QUIROGA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	16,836,703	100.00	1,596,957	1,757,057
3 CVQ ESPECTACULOS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	9,097,233	100.00	909,723	995,838
4 DTH EUROPA, S.A.	PROMOTION AND DEVELOPMENT OF COMPANIES	465,711	79.95	264,460	(496,675)
5 EDITORA FACTUM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	49,997	99.99	1,209,572	5,531,545
6 EDITORIAL TELEVISA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	1,037,498	100.00	823,582	1,243,178
7 FACTUM MAS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	2,024,185	100.00	2,024,185	(3,052,144)
8 GRUPO DISTRIBUIDORAS INTERMEX, S.A. DE C.V.	DISTRIBUTION OF BOOKS AND MAGAZINES	349,470,905	100.00	822,778	844,966
9 GRUPO RADIOPOLIS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	28,149,059	100.00	316,890	1,622,633
10 PROMO-INDUSTRIAS METROPOLITANAS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	379,114	100.00	88	46,011
11 SISTEMA RADIOPOLIS, S.A. DE C.V.	COMMERCIALIZATION OF RADIO PROGRAMMING	76,070,313	50.00	764,739	156,493
12 TELEPARABOLAS, S.L.	MAINTENANCE OF PARABOLIC DISHES	1,500	100.00	750	895
13 TELESISTEMA MEXICANO, S.A. DE C.V.	COMMERCIALIZATION OF TELEVISION	132,009,215	100.00	9,029,929	18,650,527
14 TELEVISA ARGENTINA, S.A.	COMMERCIAL OPERATION OF TELEVISION	6,920,920	100.00	115,371	18,355
15 TELEVISA COMERCIAL, S.A. DE C.V.	DISTRIBUTION OF BOOKS AND MAGAZINES	3,799,991	100.00	3,799,991	6,503,367
16 TELEVISION INDEPENDIENTE DE MEXICO, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	13,135,147	99.95	1,198,515	4,221,252

NOTES

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
17 CAPITALIZED INTEGRAL COST OF FINANCING, 1994		1	0.00	0	223,006
18 CAPITALIZED INTEGRAL COST OF FINANCING, 1995		1	0.00	0	377,049
19 CAPITALIZED INTEGRAL COST OF FINANCING, 1996		1	0.00	0	26,182
20 CAPITALIZED INTEGRAL COST OF FINANCING, 1998		1	0.00	0	22,915
TOTAL INVESTMENT IN SUBSIDIARIES				**22,877,530**	**38,692,450**
ASSOCIATEDS					
1 ARGOS COMUNICACIÓN, S.A. DE C.V.	OPERATION AND/OR BROADCASTING OF T.V.	33,000,000	30.00	137,000	19,071
2 BOUNCYNET, INC.	INTERNET PORTAL	4,700	47.00	158,265	17,578
3 DIBUJOS ANIMADOS MEXICANOS DIAMEX, S.A.	PRODUCTION OF ANIMATED CARTOONS	1,297,995	36.75	4,384	612
4 DISTRIBUIDORA DE REVISTAS BERTRAN, S.A.C.	DISTRIBUTION OF BOOKS AND MAGAZINES	30,000	50.00	658	(466)
5 DISTRIBUIDORA ALFA, S.A.	DISTRIBUTION OF BOOKS AND MAGAZINES	500	50.00	694	2,465
6 DTH TECHCO PARTNERS	SERVICES FOR SATELLITE PAY TELEVISION	1	30.00	117,900	192,466
7 EDITORIAL CLIO, LIBROS Y VIDEOS, S.A. DE C.V.	PUBLISHING AND PRINTING OF BOOKS AND MA	2,627,050	30.00	26,270	14,538
8 EDITORIAL TELEVISA CAMBIO, S.A. DE C.V.	PUBLISHING AND PRINTING OF BOOKS AND MA	561	51.00	5,610	(14,801)
9 ENDEMOL MEXICO, S.A. DE C.V.	COMMERCIALIZATION OF TELEVISION PROGRAM	1,635,000	50.00	1,635	6,158
10 EN VIVO ESPECTACULOS, S. DE R.L. DE C.V.	LIVE ENTERTAINMENT IN MEXICO	1	50.00	25	(5,579)
11 INNOVA, S. DE R.L. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	1	60.00	773,585	(823,109)
12 INTERCONTINENTAL MEDIA, S.A.	DISTRIBUTION OF BOOKS AND MAGAZINES	42	35.00	361	1

NOTES

STOCK EXCHANGE CODE: **TLEVISA**
GRUPO TELEVISA, S.A.

QUARTER: **2** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

PAGE 3
CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos) ACQUISITION COST	PRESENT VALUE (3)
13 GRUPO EUROPRODUCCIONES, S.A.	PROMOTION AND DEVELOPMENT OF COMPANIES	2,700	30.00	93,407	58,628
14 RED TELEVISIVA MEGAVISION, S.A.	COMMERCIALIZATION OF TELEVISION	7,885,472	21.99	75,221	25,366
15 SKY LATIN AMERICA, PARTNERS.	ADMINISTRATIVE SERV. FOR THE DTH VENTUR	1	30.00	1,974	9,518
16 SKY MULTI-COUNTRY, PARTNERS.	ADMINISTRATIVE SERV. FOR THE DTH VENTUR	1	30.00	1,211,305	(218,306)
17 T.V. DEL HUMAYA, S.A. DE C.V.	OPERATION AND/OR BROADCASTING OF T.V.	1,199,994	50.00	814	8,162
18 UNIVISION COMMUNICATIONS, INC.	BROADCASTING OF T.V. SPANISH PROGRAMS	30,187,534	13.25	5,602,976	2,253,560
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**8,212,084**	**1,546,062**
OTHER PERMANENT INVESTMENTS					**905,154**
TOTAL					**41,143,666**

24/07/2002 20:23

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA
GRUPO TELEVISA, S.A.

QUARTER: 2 YEAR: **2002**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	1,750,454	340,798	1,409,656	4,629,266	1,453,818	4,585,104
MACHINERY	4,284,643	1,948,010	2,336,633	4,884,706	3,252,271	3,969,068
TRANSPORT EQUIPMENT	279,256	117,892	161,364	194,100	178,493	176,971
OFFICE EQUIPMENT	233,349	87,597	145,752	274,136	161,498	258,390
COMPUTER EQUIPMENT	452,354	239,375	212,979	226,713	221,134	218,558
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**7,000,056**	**2,733,672**	**4,266,384**	**10,208,921**	**5,267,214**	**9,208,091**
NOT DEPRECIATION ASSETS						
GROUNDS	458,256	0	458,256	2,914,097	0	3,372,353
CONSTRUCTIONS IN PROCESS	1,116,883	0	1,116,883	0	0	1,116,883
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**1,575,139**	**0**	**1,575,139**	**2,914,097**	**0**	**4,489,236**
TOTAL	**8,575,195**	**2,733,672**	**5,841,523**	**13,123,018**	**5,267,214**	**13,697,327**

STOCK EXCHANGE CODE: TELEVISA
GRUPO TELEVISA, S.A.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 2 YEAR: 2002

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
OTHER FINANCIAL ENTITIES																
SINDICADO	21/12/2006	3.02	0	0	0	0	0	0	0	0	0	0	0	398,200	597,300	0
BANAMEX, S.A.	24/07/2004	8.46	152,625	190,781	0	0	0	0	0	0	0	0	0	0	0	0
BANCA SERFIN, S.A.	15/05/2006	7.82	64,000	192,000	0	0	0	0	0	0	0	0	0	0	0	0
THE CHASE MANHATTAN BANK	30/06/2003	4.50	0	0	0	0	0	0	0	0	0	234,987	0	0	0	0
BANK OF AMERICA	31/03/2010	4.65	0	0	0	0	0	0	0	0	250	249	499	499	499	26,672
BANCO INBURSA, S.A.	01/11/2006	7.90	6,407	19,615	0	0	0	0	0	0	0	0	0	0	0	0
SUNTRUST BANK MIAMI, NATIONA	01/04/2008	1.82	0	0	0	0	0	0	0	0	2,022	2,022	4,494	3,982	3,982	7,985
BANCO DE BILBAO VIZCAYA, S.A	30/01/2006	5.85	0	0	0	0	0	0	0	0	3,317	3,317	6,634	2,957	1,117	0
ARRENDADORA CITIBANK, S.A.	12/01/2003	7.14	0	0	10,513	5,447	0	0	0	0	0	0	0	0	0	0
BANCA SERFIN, S.A.	15/11/2002	5.50	0	0	12,397	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	21/02/2003	7.98	0	0	8,013	0	0	0	0	0	0	0	0	0	0	0
ARRENDADORA BANK OF AMERICA,	02/01/2003	7.04	0	0	3,700	1,915	0	0	0	0	0	0	0	0	0	0
GE CAPITAL LEASING, S.A. DE	02/01/2003	7.08	0	0	2,452	1,269	0	0	0	0	0	0	0	0	0	0
LEASING DE OCCIDENTE	19/03/2005	17.15	0	0	0	0	0	0	0	0	187	202	456	540	0	0
BANCOMER, S.A.	15/11/2002	5.50	0	0	882	0	0	0	0	0	0	0	0	0	0	0
LEASING DEL VALLE	08/02/2004	20.63	0	0	0	0	0	0	0	0	125	125	270	0	0	0
TOTAL BANKS			223,032	402,396	37,957	8,631	0	0	0	0	5,901	240,802	12,353	406,178	602,898	34,837

STOCK EXCHANGE CODE: TELEVISA
GRUPO TELEVISA, S.A.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 2 YEAR: 2002

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
STOCK EXCHANGE																
PRIVATE PLACEMENTS																
UNSECURED DEBT																
HOLDERS	13/05/2003	11.96	0	0	0	0	0	0	0	0	0	685,372	0	0	0	0
HOLDERS	13/05/2006	12.49	0	0	0	0	0	0	0	0	0	0	0	0	0	53,190
HOLDERS	08/08/2005	9.07	0	0	0	0	0	0	0	0	0	0	0	0	1,991,000	0
HOLDERS	13/09/2011	8.41	0	0	0	0	0	0	0	0	0	0	0	0	0	2,986,500
HOLDERS	11/03/2032	8.94	0	0	0	0	0	0	0	0	0	0	0	0	0	2,986,500
UDI-DENOMINATED NOTES	13/04/2007	8.15	0	3,397,881	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			0	3,397,881	0	0	0	0	0	0	0	685,372	0	0	1,991,000	6,026,190
PROVEEDORES																
VARIOUS			491,428	0	0	1,476,517	0	0	0	0	0	360,795	0	0	0	0
TOTAL SUPPLIERS			491,428	0	0	1,476,517	0	0	0	0	0	360,795	0	0	0	0
VARIOUS			808,712	105,125	0	348,570	420,866	0	0	0	6,740	64,165	112,900	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			808,712	105,125	0	348,570	420,866	0	0	0	6,740	64,165	112,900	0	0	0
			1,523,172	3,905,402	37,957	1,835,718	420,866	0	0	0	12,641	1,351,234	125,253	406,178	2,593,898	6,061,027

NOTES

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																

THE BANCO NACIONAL DE MEXICO LOAN WAS REFINANCED IN JULY 2000, AND THE MATURITY OF SUCH LOAN AND INTEREST PAYABLE WERE CHANGED AS REFLECTED IN THIS SHEDULES.

THE EXCHANGE RATES FOR THE CREDITS DENOMINATED IN FOREIGN CURRENCY WERE AS FOLLOWS :

$ 9.9550 PESOS PER U.S. DOLLAR
9.9700 PESOS PER EURO
0.0041 PESOS PER COLOMBIAN PESO

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA** QUARTER: **2** YEAR: **2002**

GRUPO TELEVISA, S.A.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**

Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	163,013	1,622,794	39,338	391,610	2,014,404
OTHER	17,872	177,916	879	8,750	186,666
TOTAL	**180,885**	**1,800,710**	**40,217**	**400,360**	**2,201,070**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	186,941	1,860,998	34,725	345,687	2,206,685
INVESTMENTS	46,248	460,399	12,071	120,167	580,566
OTHER	105,143	1,046,698	6,981	69,496	1,116,194
TOTAL	**338,332**	**3,368,095**	**53,777**	**535,350**	**3,903,445**
NET BALANCE	**(157,447)**	**(1,567,385)**	**(13,560)**	**(134,990)**	**(1,702,375)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**562,076**	**5,595,467**	**[illegible]**	**[illegible]**	**6,128,298**
LIABILITIES POSITION	**1,238,623**	**12,330,492**	**56,981**	**567,246**	**12,897,738**
SHORT TERM LIABILITIES POSITION	274,725	2,734,887	55,814	555,629	3,290,516
LONG TERM LIABILITIES POSITION	963,898	9,595,605	1,167	11,617	9,607,222
NET BALANCE	**(676,547)**	**(6,735,025)**	**(3,457)**	**(34,415)**	**(6,769,440)**

STOCK EXCHANGE CODE: **TLEVISA** QUARTER: 2 YEAR: **2002**
GRUPO TELEVISA, S.A.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

PAGE 2
ANNEX 6 **CONSOLIDATED**
Final Printing

NOTES

THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :

24/07/2002 20:23

$ 9.9550 PESOS PER U.S. DOLLAR
9.9700 PESOS PER EURO
2.5857 PESOS PER ARGENTINEAN PESO
9.9550 PESOS PER PANAMANIAN BALBOA
0.0142 PESOS PER CHILEAN PESO
0.0041 PESOS PER COLOMBIAN PESO
2.8388 PESOS PER PERUVIAN NUEVO SOL
0.0277 PESOS PER COSTA RICAN COLON
0.0845 PESOS PER JAPANESE YEN
6.7412 PESOS PER CANADIAN DOLLAR
1.2100 PESOS PER FRENCH FRANC
15.2397 PESOS PER POUNDS STERLING
1.1571 PESOS PER SWEDISH CROWN
9.9550 PESOS PER ECUADORIAN SUCRE
4.0700 PESOS PER GERMAN MARK

THIS INFORMATION IS PRESENTED ON A CONSOLIDATED BASIS AND INCLUDES, ACCORDINGLY, INFORMATION OF FOREIGN SUBSIDIARIES.

INCLUDES IN OTHER INCOME DISCONTINUED OPERATIONS OF U.S. $ 15,317
INCLUDES IN OTHER EXPENSES DISCONTINUED OPERATIONS OF U.S. $ 17,866

THE ASSETS IN U.S. DOLLARS INCLUDES NON-CURRENT ASSETS OF U.S. $ 214,910

STOCK EXCHANGE CODE: **TLEVISA**
GRUPO TELEVISA, S.A.

QUARTER: **2** YEAR: **2002**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	19,846,184	17,699,891	(2,146,293)	0.01	(19,812)
FEBRUARY	19,906,721	17,837,857	(2,068,864)	0.00	1,328
MARCH	19,882,322	18,370,860	(1,511,462)	0.00	(7,731)
APRIL	18,395,964	17,853,523	(542,441)	0.00	(2,963)
MAY	17,571,840	18,097,241	525,401	0.00	1,064
JUNE	17,734,092	18,765,632	1,031,540	0.00	5,156
ACTUALIZATION:	0	0	0	0.00	(427)
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	(26,332)
OTHER	0	0	0	0.00	(83,049)
TOTAL					**(132,766)**

24/07/2002 20:23

NOTES

THE AMOUNT REFLECTED IN "OTHER" INCLUDES A GAIN FROM MONETARY POSITION DERIVED FROM DEFERRED TAXES FOR PS.86,819 WHICH WAS CLASSIFIED IN THE DEFERRED INCOME TAX PROVISION IN ACCORDANCE WITH THE GUIDELINES PROVIDED BY BULLETIN D-4 FOR DEFERRED TAXES, AND A LOSS FROM MONETARY POSITION DERIVED FROM THE MUSIC RECORDING OPERATIONS FOR PS. 3,483 WHICH WAS CLASSIFIED AS DISCONTINUED OPERATIONS.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA | QUARTER: 2 | YEAR: 2002

GRUPO TELEVISA, S.A.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 6

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

THE AGREEMENTS OF THE U.S.$200 MILLION, U.S.$300 MILLION AND U.S.$300 MILLION SENIOR NOTES WITH MATURITY IN 2005, 2011 AND 2032, RESPECTIVELY, CONTAIN CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS SUBSIDIARIES ENGAGED IN TELEVISION OPERATIONS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS OR SIMILAR TRANSACTIONS.

ACTUAL SITUATION OF FINANCIAL LIMITED

AT JUNE 30, 2002, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.

C.P. JORGE LUTTEROTH ECHEGOYEN
CONTROLLER, VICE-PRESIDENT

MEXICO, D.F. JULY 24, 2002

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

24/07/2002 05:31:00 p.m.

(1) THIS FORM MUST BE SIGNED BY THE COMPANY'S GENERAL DIRECTOR OR FINANCE DIRECTOR, WITH THE EXPLANATION THAT THE FINANCIAL LIMITATIONS AGREED WERE MET. IN THE CASE OF FAILING TO FULFILL SOME OF THE LIMITATIONS, INDICATE THOSE LIMITATIONS AND A REGULATION PROGRAM SHOWING HOW THEY ARE GOING TO BE SATISFIED.
THIS FORM SHOULD ALSO BE PRESENTED ATTACHED TO THE DICTAMINATED FINANCIAL STATEMENTS, SIGNED BY THE CORRESPONDING EXTERNAL AUDITORS.

STOCK EXCHANGE CODE: **TLEVISA** QUARTER: **2** YEAR: **2002**
GRUPO TELEVISA, S.A.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
TELEVISION:		0	0
CORPORATIVO SANTA FE	HEADQUARTERS	0	0
TELEVISA SAN ANGEL	PRODUCTION AND BROADCASTING PROGRA	0	0
TELEVISA CHAPULTEPEC	PRODUCTION AND BROADCASTING PROGRA	0	0
REAL ESTATE	LAND AND UNOCCUPIED, BUILDING,	0	0
..	PARKING LOTS, ADMINISTRATIVE	0	0
..	OFFICES, RADIO ANTENNAS,	0	0
..	TELEVISION STATIONS FACILITIES.	0	0
TRANSMISSION STATIONS	BROADCASTER STATIONS.	0	0
PUBLISHING:		0	0
EDITORIALS	ADMINISTRATION, SALES, PRODUCTION,	0	0
..	STORAGE AND DISTRIBUTION OF	0	0
..	MAGAZINES AND NEWSPAPERS.	0	0
AUDIO:		0	0
SISTEMA RADIOPOLIS, S.A. DE C	BROADCASTER STATIONS.	0	0
CABLE TELEVISION:		0	0
CABLEVISION, S.A. DE C.V.	CABLE TELEVISION, SIGNAL CONDUCTION	0	0
..	AND TRANSMISSION EQUIPMENT.	0	0
OTHER BUSINESSES:		0	0
IMPULSORA DEL DEPORTIVO	SOCCER, SOCCER TEAMS, TRAINING	0	0
NECAXA, S.A. DE C.V. AND CLUB	FACILITIES, ADMINISTRATIVE OFFICES AND	0	0
DE FUTBOL AMERICA, S.A. DE C.	THE AZTECA STADIUM.	0	0
COMUNICACIONES MTEL, S.A. DE	NATIONWIDE PAGING.	0	0
AUDIOMASTER 3000, S.A. DE C.V	DUBBING, DUBBING EQUIPMENT AND	0	0
..	STUDIOS, AND ADMINISTRATIVE	0	0
..	OFFICES.	0	0
..	STUDIOS, AND ADMINISTRATIVE	0	0
..	OFFICES.	0	0

24/07/2002 20:23

NOTES

STOCK EXCHANGE CODE: **TLEVISA**
GRUPO TELEVISA, S.A.

QUARTER: **2** YEAR: **2002**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
TAPES AND VIDEOCASSETTE FOR RECORDING	FUJI FILM, S.A. DE C.V.				0.14
		VIDEOCASSETTE	NETWORK MUSIC	YE	0.22
		FOR RECORDING	COLOR CASSETTES	YE	0.67
PROGRAMS AND FILMS	ALAMEDA FILMS, S.A.				0.14
	ANTONIO AGUIRRE ESPINOZA				0.16
	CIMA FILMS, S.A. DE C.V.				0.32
	CINEMA CHOCOLA TE, S.A. DE C.V.				0.09
	CINEMATOGRAFICA CALDERON, S.A.				0.53
	CINEMATOGRAFICA RODRIGUEZ E HIJOS				0.52
	CLASA FILMS MUNDIALES,S.A.				0.31
	CUMBRE FILMS, S.A.				0.13
	CHURUBUSCO,S.A.				1.78
	DISTRIBUIDORA RO MARI, S.A. DE C.V.				1.69
	FILMADORA MEXI CANA, S.A.				0.28
	GREGORIO WALER STEIN WEINSTOCK				0.19
	GRUPO GALINDO, S.A. DE C.V.				0.33
	GUSSI, S.A. DE C.V.				2.64
	HERMINE KINDLE FUTCHER				0.18
	ORO FILMS, S.A. DE C.V.				0.57
	PELICULAS RODRI GUEZ, S.A.				0.42
	PELICULAS Y VI DEOS INTERNACIO NALES, S.A.				0.79
	PRODUCCIONES CARLOS AMADOR, S.A. DE C.V.				0.28
	PRODUCCIONES GALUBI, S.A.				0.19

STOCK EXCHANGE CODE: **TLEVISA**
GRUPO TELEVISA, S.A.

QUARTER: **2** YEAR: **2002**

MAIN RAW MATERIALS

PAGE 2

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
	PRODUCCIONES GONZALO ELVIRA, S.A.				0.23
	PRODUCCIONES MATOUK, S.A.				0.15
	PRODUCCIONES TOBARI, S.A.				0.13
	SECINE, S.A. DE C.V.				0.91
	TEATRO CINE ARCADIA, S.A.				0.35
	VLADY REALI ZADORES, S.A.				0.15
	OTHERS				1.95
		PROGRAMS AND FILMS	ABC DISTRIBUTION COMPANY	NO	1.78
			ALFRED HABER INC.	NO	0.37
			ALLIANCE INTERNATIONAL	NO	1.98
			AMERICA PRODU CCIONES, S.A.	NO	1.06
			AMERICAN INTER NATIONAL TV PRODUCTIONS INC.	NO	2.60
			ANTENA 3 TE LEVISION	NO	0.28
			B.R.B. INTERNA CIONAL, S.A.	NO	0.35
			BBC WORLDWIDE AMERICAS, INC.	NO	0.26
			BUENAVISTA INT. INC.	NO	2.89
			CANAL + DISTRI BUTION	NO	0.40
			CBS BROADCAST INTERNATIONAL	NO	2.14
			CINAR FILMS, INC.	NO	0.23
			CLOVERWAY, INC.	NO	0.16
			CONSTELLATION PICTURES INTERNA TIONAL	NO	2.98
			DREAMWORKS	NO	0.81
			EVERGREEN ENTER		

STOCK EXCHANGE CODE: **TLEVISA** QUARTER: **2** YEAR: **2002**
GRUPO TELEVISA, S.A.

MAIN RAW MATERIALS

ANNEX 10

PAGE 3
CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
			TAINMENT CORP.	NO	0.39
			FREMANTLE IN TERNATIONAL DISTRIBUTION	NO	0.45
			G. TEN CORPORA TION INC.	NO	0.18
			GAUMONT	NO	1.03
			GT MERCHANDI SING & LICENSING CORP.	NO	0.17
			HEARTS ENTER TAINMENT INC.	NO	0.32
			HIGHPOINT PRODUCTIONS INC.	NO	0.32
			HIT ENTERTAIN MENT PLC.	NO	0.47
			INDEPENDENT INTERNATIONAL T.V. INC.	NO	2.00
			INTERNATIONAL MERCHANDISING PROMOTIONS	NO	0.15
			ITSY BITSY EN TERTAINMENT COMPANY	NO	0.21
			KUSHNER LOCKE INTERNATIONAL	NO	0.36
			MGM/UA TELECOM MUNICATIONS, INC.	NO	1.14
			MORGAN CREEK INTERNATIONAL	NO	0.19
			MOVIEMEX INTER NATIONAL,INC.	NO	0.26
			MTM INTERNA TIONAL	NO	0.30
			MTV NETWORKS A DIVISION OF VIACOM INT.	NO	0.77
			MULTIMEDIA GROUP OF CANADA	NO	0.33
			NBC INTERNATIONAL	NO	0.60
			NEW LATIN IMAGE CORPORATION	NO	0.41

STOCK EXCHANGE CODE: **TLEVISA**
GRUPO TELEVISA, S.A.

QUARTER: **2** YEAR: **2002**

MAIN RAW MATERIALS

PAGE 4
ANNEX 10
CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
			NGTV INTERNA TIONAL, LTD.	NO	0.39
			NU IMAGE INCOR PORATED	NO	0.40
			PARAMOUNT PICTURES , CORP.	NO	4.72
			PHOENIX WORDL FILMS, INC.	NO	0.27
			POLYGRAM TELE VISION INTERNA TIONAL	NO	0.51
			REPRESENTACIO NES DE TELEVISI ON, S.A.	NO	0.22
			RYSHER ENTER TAINMENT, INC.	NO	0.66
			SABAN INTER NATIONAL SERVICES	NO	0.31
			SALSA ENTER TAINMENT, INC.	NO	0.30
			SOLOMON INTER NATIONAL ENTER PRISES, LTD.	NO	0.24
			SONY CORPORA TION OF AMERICA	NO	9.54
			SPI INTERNATIO NAL,INC.	NO	0.35
			STUDIO CANAL IMAGE	NO	0.28
			SUNBOW ENTER TAINMENT	NO	0.24
			TELEVIX ENTER TAINMENT	NO	0.26
			THE FREMANTLE CORPORATION	NO	0.44
			TOEI ANIMATION CO., LTD	NO	0.52
			TOP ENTERTAIN MENT PRODUCTS, INC.	NO	0.49
			TURNER INTER NATIONAL,INC.	NO	0.62
			TWENTIETH CEN TURY FOX, INC.	NO	7.15

STOCK EXCHANGE CODE: **TLEVISA** QUARTER: **2** YEAR: **2002**
GRUPO TELEVISA, S.A.

MAIN RAW MATERIALS

ANNEX 10

PAGE 5
CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
			UNIVERSAL STUDIOS INTER NATIONAL, B.V.	NO	8.31
			VENEVISION IN TERNATIONAL LTD.	NO	0.56
			VENTURA FILM DISTRIBUTORS BV	NO	1.47
			WARNER BROS. INTERNATIONAL TELEVISION	NO	12.14
			WHILAND COMPANY, S.A.	NO	1.73
			ZACH MOTION PICTURES INC.	NO	1.22
			OTHERS		2.91
COAXIAL CABLE RG	NACIONAL DE CONDUCTORES, S.A. DE C.V.				12.52
PLASTIC STAPLE	TV CABLE DE COLOTLAN, S.A. C.V.				0.10
SINGLE TELEGRIP	CORPODISEÑO DE HERRAJES, S.A.				0.34
IDENTIFICATION PLAQUE	RIBANDI, S.A. DE C.V.				0.15
		HILTI BOLT	HILTI MEXICANA, S.A. DE C.V.		0.13
		SWITCH	CABLENETWORK MEXICO		0.03
		SWITCH	DISTRIBUIDORA Y COMERCIALIZADO RA		1.69
		TWO OUTLET DEVICE /	TVC CORPORATION		0.22
SINGLE RECORD	DISCOS GAS,S.A.				0.67
CASSETTE	CIN-RAM DE ME XICO, S.A. DE C.V.				11.25
	SONY MUSIC, S.A. DE C.V.				0.24
	LASERDISK,S.A.				13.89
COMPACT DISC	LASERDISK,S.A.				11.47
	SONOPRESS,S.A.				0.02
	CIN-RAM DE ME XICO, S.A. DE C.V.				5.90
	SONY MUSIC, S.A. DE C.V.				0.04
	CIA. ICED, S.A.				

STOCK EXCHANGE CODE: **TLEVISA** QUARTER: **2** YEAR: **2002**
GRUPO TELEVISA, S.A.

MAIN RAW MATERIALS

ANNEX 10

PAGE 6
CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
	DE C.V.				0.69
	MASS CASSETTE,				
	S.A. DE C.V.				0.09
		COMPACT DISC	AMERIC DISC	NO	86.00
			DIGITAL INTERNA		
			CIONAL CO.	NO	1.00
		MUSICAL VIDEO	CENTRAL DE		
			VIDEOS	NO	1.00
COUCHE PAPER	EDITORIAL ANTAR				
	TICA QUEBEC, S.A.				5.87
	MYLLYKOSKI				0.34
	GRUPO PIPSAMEX				2.34
	FOREST ALLIANCE				0.08
	PAPEL, S.A.				0.04
		COUCHE PAPER	BOWATER INCOR		
			PORATED	YE	2.94
			WEB SOURCE	YE	4.89
			FINNIPAP	YE	12.44
			TEMBEC, INC.	YE	10.96
			BULKLEY DUNTON	YE	22.16
			UNIVERSAL		
			NETWORK	YE	0.03
			INPACEL	YE	0.02
			FOREST QUEST INC	YE	2.11
			STORAENSO INTE.	YE	36.64
PAPER AND IMPRESSION	PRODUCTORA CO				
	MERCIALIZADORA Y				
	EDITORES DE LI				
	BROS , S.A. DE C.V.				11.08
	OFFSET				
	MULTICOLOR				20.46
	GRAFICAS LA				
	PRENSA, SA DE CV				0.18
	LABORATORIOS LITO				
	COLOR, S.A. DE C.V.				9.84
		PAPER AND	EDITORIAL ANTAR		
		IMPRESSION	TICA QUEBEC, S.A.	YE	3.86
			GRUPO OP GRAFICAS		
			S.A. DE C.V.	YE	1.61
			PRINTER COLOMBIA		
			NA, S.A.	YE	0.33
			TECIMPRE, S.A.	YE	1.26
			ST. IVES INC.	YE	4.66
			MELCAST LITHO	YE	0.25
			GEM GRUPO		

STOCK EXCHANGE CODE: **TLEVISA**
GRUPO TELEVISA, S.A.

QUARTER: **2** YEAR: **2002**

MAIN RAW MATERIALS

PAGE 7

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
			EDITORAS	YE	0.28

NOTES

24/07/2002 20:23

MEXICAN STOCK EXCHANGE
SIFIC / ICS

ɔCK EXCHANGE CODE: **TLEVISA**
UPO TELEVISA, S.A.

QUARTER: **2** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
							PEPSI COLA MEXICANA
							CERVECERIA MODELO
							TELEFONOS DE MEXIC
							DANONE DE MEXICO, S
							NESTLE MEXICO, S.A.
							KIMBERLY CLARK DE M
							CENTRAL IMPULSORA
							COSBEL, S.A. DE C.V
							FRUGOSA, S.A. DE C.
R INCOME				301,540			
;RAMMING FOR PAY							
OF SIGNALS				172,155			
RTISED TIME SOL				25,549			
SHING:							
ZINE CIRCULATIO	66,267	438,326	29,452	284,950		ERES MAGAZINE	GENERAL PUBLIC (AUD
						SOMOS MAGAZINE	DEALERS
						BIOGRAPHICAL BOOKS	COMMERCIAL CENTER
						QUO MAGAZINE	
						SOCCERMANIA MAGAZ	
						TV Y NOVELAS MAGAZI	
						TELEGUIA MAGAZINE,	
						VANIDADES MAGAZINE	
						COSMOPOLITAN MAGA	
ISHING				171,222			VARIOUS
ISHING DISTRIBU			10,861	256,071		MAGAZINE:	
						"SELECCIONES" "ULT	
						DE LA NOVELA HISTOR	
						"REVISTA DEL CONSUM	
						"FIGURAS DE CRISTAL	
						"CLASICOS DE GRECIA	
E TELEVISION:							
OGIC AND DIGITA				537,225			GENERAL PUBLIC
ICE INSTALLATIO				3,349			OPERADORA MEGACAI
LLATION OF PRE				444			SCOTIABANK INVERLA'
'ER VIEW				646			CERVECERIA CUAUHTI
NEL COMMERCIALI				11,052			GRUPO WARNER LAME
R				14,028			NISSAN MEXICANA, S.
							TELECOMUNICACIONE
							VISTAR, S.A. DE C.V
							KIMBERLY CLARK DE M
							BANCO MERCANTIL DE
							ARENA COMMUNICATI(
							PHARMACIA & UPJOHN

MEXICAN STOCK EXCHANGE
SIFIC / ICS

)CK EXCHANGE CODE: **TLEVISA**
UPO TELEVISA, S.A.

QUARTER: **2** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

PAGE 2
CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
):							SEGUROS MONTERRE'
RTISED TIME SOL				79,982			INDUSTRIAS VINICOLA PROPIMEX, S.A. DE C TELEFONOS DE MEXIC CEMENTOS APASCO, S GIGANTE, S.A. DE C. VENTAS Y SERVICIOS CERVECERIA CUAUHTI CERVECERIA MODELO LA MADRILEÑA , S.A. BURGER KING MEXICA
R BUSINESSES: IBUTION, RENTA OVIE RIGHTS				255,198			VIDEOVISA, S.A. DE CINEMEX, S.A. DE C. CINEMARK DE MEXICO ORGANIZACION RAMIR COMPAÑIA OPERADOR GENERAL PUBLIC (AUD
IAL EVENTS AND				271,600		AMERICA NECAXA EN VIVO	GENERAL PUBLIC (AUD FEDERACION MEXICAN
)NWIDE PAGING S				178,564		SKYTEL	FERROCARRILES NACI BANCO NACIONAL DE I HEWLETT PACKARD DI COMISION FEDERAL DI EDS DE MEXICO, S.A. CEMEX DE MEXICO, S. PROCTER AND GAMBL SECRETARIA DE GOBE SCHERING PLOUGH, S. BBVA BANCOMER, S.A. AVANTEL, S.A. DE C. I.B.M. DE MEXICO, S
?NET SERVICES				23,264		ESMAS.COM	MEDIA CONTACTS, S.A I.B.M. DE MEXICO CO DANONE DE MEXICO, S INTEL TECNOLOGIA DE
ING SERVICES				2,623			DISTRIBUIDORA ROMA UNITED INTERNATION/
/ISION: ;RAMMING HALF HO							

MEXICAN STOCK EXCHANGE
SIFIC / ICS

ƆCK EXCHANGE CODE: **TLEVISA**
UPO TELEVISA, S.A.

QUARTER: **2** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
ESTIC) RTISED TIME SOL	52		2	5,521,767			PROCTER & GAMBLE D THE COCA-COLA EXPO UNILEVER DE MEXICO, SABRITAS, S. DE R.L GRUPO.BIMBO, S.A. D
OTAL		438,326		8,111,229			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

ЭCK EXCHANGE CODE: **TLEVISA**
UPO TELEVISA, S.A.

QUARTER: **2** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
S OF SIGNALS				55,612	SPAIN		
RAM LICENSING:					VENAZUELA		
RAMMING AND ROY				669,668	UNITED STATES OF AM	TELEVISA	MCCANN ERICKSON
					CENTRAL AMERICA	TELEVISA	MINDSHARE
					CARIBBEAN	TELEVISA	BBDO WORLDWIDE
					EUROPE	TELEVISA	SPOTPLUS
					SOUTH AMERICA	TELEVISA	CARAT, INC.
					AFRICA	TELEVISA	OPTIMUM MEDIA, INC.
					ASIA	TELEVISA	GREY ADVERTISING, I
							INITIATIVE MEDIA, I
							GSD&M
							DAILEY & ASSOCIATES
SHING:							
ZINE CIRCULATIO							
RTISING			13,734	171,369	GUATEMALA AND COSTA	ERES MAGAZINE	GENERAL PUBLIC (AUD
					UNITED STATES OF AM	T.V. Y NOVELAS MAGA	DEALERS
					PANAMA	VANIDADES MAGAZINE	
					SOUTH AMERICA	COSMOPOLITAN MAGA	
					CENTRAL AMERICA	MAXIM MAGAZINE	
SHING				88,962			
SHING DISTRIBU			6,530	303,154	PANAMA	AÑO CERO MAGAZINE	GENERAL PUBLIC (AUD
					SOUTH AMERICA	BARNEY MAGAZINE	
						NICKELODEON MAGAZI	
						CARTON NETWORK MA	
						GANCHILLO ARTISTICO	
						CHOISY MAGAZINE	
R BUSINESSES:							
ING SERVICES				17,510	UNITED STATES OF AM		NHK INTERNATIONAL
							POST MODERN, INC.
							C.B.S. BROADCAST IN
							TWENTIETH CENTURY
							GLOBE TV INTERNATIC
							FIREWORKS ENTERTA
VISION BROADCAS							
RTISING TIME SO				170,719	UNITED STATES OF AM		CPIF VENTURE, INC.
							VISA INTERNATIONAL
							NISSIN FOOD PRODUC

MEXICAN STOCK EXCHANGE
SIFIC / ICS

ͻCK EXCHANGE CODE: **TLEVISA**
UPO TELEVISA, S.A.

QUARTER: **2** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

PAGE 5
CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
;RAMMING FOR PAY							MASTER CARD INTERN CHEIL COMMUNICATIO REYNOLDS CONSUMEF
O T A L				1,476,994			

IOTES

24/07/2002 20:23

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 2001	4,822,299
Number of shares Outstanding at the Date of the NFEA: (Units)	9,132,997,588

[X] ARE THE FIGURES FISCALLY AUDITED? [ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF2002

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 30 OF JUNIO OF 2002	4,858,598
Number of shares Outstanding at the Date of the NFEA: (Units)	9,132,997,588

21/01/1999 20:23

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **0000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

20:23

STOCK EXCHANGE COI TLEVISA QUARTER: 2 YEAR: 2002
RAZON SOCIAL: **GRUPO TELEVISA, S.A.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001** — 679,472

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 9,132,997,588

[X] ARE FIGURES FISCALLY AUDITED? [X] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 30 OF JUNIO OF 2002 — 770,599

Number of shares Outstanding at the Date of the NFEAR (Units) — 9,132,997,588

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

18/02/1999

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.
(Registrant)

Dated: July 31, 2002

By /s/ Jorge Lutteroth Echegoyen
Name: Jorge Lutteroth Echegoyen
Title: Controller, Vice-President